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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Pegasus Solutions, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
705906105
(CUSIP Number)
Murray A. Indick
Prides Capital Partners, L.L.C.
200 High Street, Suite 700
Boston, MA 02110
(617) 778-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 19, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	705906105	Page	2	of	18

1	NAMES OF REPORTING PERSONS: Prides Capital Partners, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,300,245**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,300,245**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,300,245**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.89%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

*See Instructions Before Filling Out!
**See Item 5 below

2

CUSIP No.	705906105	Page	3	of	18

1	NAMES OF REPORTING PERSONS: Kevin A. Richardson, II

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,300,245**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,300,245**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,300,245**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.89%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*See Instructions Before Filling Out!
**See Item 5 below

3

CUSIP No.	705906105	Page	4	of	18

1	NAMES OF REPORTING PERSONS: Henry J. Lawlor, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,300,245**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,300,245**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,300,245**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.89%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*See Instructions Before Filling Out!
**See Item 5 below

4

CUSIP No.	705906105	Page	5	of	18

1	NAMES OF REPORTING PERSONS: Murray A. Indick

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,300,245**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,300,245**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,300,245**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.89%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*See Instructions Before Filling Out!
**See Item 5 below

5

CUSIP No.	705906105	Page	6	of	18

1	NAMES OF REPORTING PERSONS: Charles E. McCarthy

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,300,245**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,300,245**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,300,245**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.89%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*See Instructions Before Filling Out!
**See Item 5 below

6

CUSIP No.	705906105	Page	7	of	18

1	NAMES OF REPORTING PERSONS: Christian Puscasiu

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,300,245**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,300,245**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,300,245**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.89%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*See Instructions Before Filling Out!
**See Item 5 below

7

CUSIP No.	705906105	Page	8	of	18

1	NAMES OF REPORTING PERSONS: Perseus Holding Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,300,245**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,300,245**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,300,245**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.89%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*See Instructions Before Filling Out!
**See Item 5 below

8

CUSIP No. 705906105	SCHEDULE 13D/A	Page 9 of 18
Item 1 Security and Issuer.
     This Amendment No. 6 amends and supplements the Statement on Schedule 13D (as amended, supplemented and otherwise modified from time to time, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2004 by Prides Capital Partners, L.L.C., a Delaware limited liability company (“Prides Capital”), Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu relating to the shares of common stock, par value $0.01 per share (the “Common Stock”) of Pegasus Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is Campbell Centre I, 8350 North Central Expressway, Suite 1900, Dallas, Texas 75206.
     The Schedule 13D is hereby amended and supplemented as set forth below. Except as amended and supplemented herby, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 2 Identity and Background.
     Item 2 is hereby amended and supplemented as follows:
     This Schedule 13D is filed jointly on behalf of Prides Capital, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy, Christian Puscasiu and Perseus Holding Corp. (collectively, the “Reporting Persons”).
     Perseus Holding Corp. (“Parent”) is a Delaware corporation newly formed by affiliates of Prides Capital. The principal business of Parent is to engage in the transactions contemplated by the Merger Agreement (as defined in Item 4 below). The sole director of Parent is Murray A. Indick. The President, Assistant Treasurer and Assistant Secretary of Parent is Murray A. Indick, who is a United States citizen and whose principal occupation or employment is as a partner and investment professional of Prides Capital. The Vice President, Treasurer and Secretary of Parent is Rebecca Dernbach, who is a United States citizen and whose principal occupation or employment is as an investment professional of Prides Capital. The principal business office address of Mr. Indick and Ms. Dernbach is 200 High Street, Suite 700, Boston, Massachusetts 02110.
     The information relating to the following parties has been provided by Tudor Investment Corporation:
Tudor Investment Corporation (“Tudor Investment”)
Paul Tudor Jones II
Tudor Proprietary Trading, L.L.C. (“Tudor Proprietary”)
The Tudor BVI Global Portfolio Ltd. (“Tudor BVI”)
Witches Rock Portfolio Ltd. (“Witches Rock”)
The Raptor Global Portfolio Ltd. (“Raptor Global”)
The Altar Rock Fund L.P. (“Altar Rock”)

CUSIP No. 705906105	SCHEDULE 13D/A	Page 10 of 18
(Tudor Proprietary, Tudor BVI, Witches Rock, Raptor Global and Altar Rock are collectively referred to herein as the “Tudor Funds” and the Tudor Funds together with Tudor Investment and Paul Tudor Jones II are collectively referred to herein as the “Tudor Affiliates”.)
     Tudor Investment is a money management firm that provides investment advice to Tudor BVI, Raptor Global and Altar Rock, among others. Tudor Investment is also the sole general partner of Altar Rock.
     The principal employment of Mr. Jones is as Chairman and Chief Executive Officer of Tudor Investment of which he owns a majority of the capital stock and voting securities.
     Each of Tudor BVI, Witches Rock, Raptor Global and Altar Rock is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.
     Tudor Proprietary is a proprietary trading vehicle which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its capital securities.
     The business address of Tudor Investment, Mr. Jones, Tudor Proprietary and Altar Rock is c/o Tudor Investment Corporation, 1275 King Street, Greenwich, CT 06831. The business address of Tudor BVI, Witches Rock and Raptor Global is c/o CITCO Fund Services, Kaya Flamboyan 9, Curacao, Netherlands Antilles.
     The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of Tudor Investment, Tudor Proprietary, Tudor BVI, Witches Rock, Raptor Global or Altar Rock is set forth on Schedule I of the Statement on Schedule 13D filed with the Commission on December 20, 2005 by the Tudor Affiliates, which is incorporated by reference herein.
     Pursuant to Rule 13D-4 of the Exchange Act, each of the Tudor Affiliates expressly declares that the filing of this Statement on Schedule 13D shall not be construed as an admission that any such person or entity is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the securities held by any other person.
     To the best knowledge of the Reporting Persons, none of the Reporting Persons or the Tudor Affiliates has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

CUSIP No. 705906105	SCHEDULE 13D/A	Page 11 of 18
mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3 Source of Funds and Other Consideration.
     Item 3 is hereby amended and supplemented as follows:
     The information set forth or incorporated by reference in Items 2, 4 and 5 is hereby incorporated herein by reference.
     To finance the consummation of the transactions contemplated by the Merger Agreement (as defined in Item 4), Parent has received capital and equity commitments (the “Equity Financing”) from Prides Capital Fund I, L.P., a Delaware limited partnership (“Prides Fund”), and Prides 406 Co-Invest, L.P., a Delaware limited partnership (“Prides Co-Invest”), and (ii) received debt commitments (the “Debt Financing”) from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (collectively “JPMorgan”).
     Prides Co-Invest, an affiliate of Prides Capital, was formed by Prides Capital, certain affiliates of Tudor Investment and certain other limited partners for the purpose of providing a portion of the Equity Financing. Prides Capital is the general partner of Prides Co-Invest, and the Tudor Funds subscribed to limited partnership interests of Prides Co-Invest pursuant to subscription agreements, dated as of December 16, 2005 and accepted by Prides Co-Invest on December 19, 2005 (collectively, the “Subscription Agreements”), in the following amounts:
     (i) Witches Rock committed to contribute to Prides Co-Invest, immediately prior to the closing of the Merger (as defined in Item 4), 988,096 shares of Common Stock of the Issuer;
     (ii) Tudor BVI committed to contribute to Prides Co-Invest, immediately prior to the closing of the Merger, (a) 159,707 shares of Common Stock of the Issuer and (b) $16,534,635 in cash;
     (iii) Tudor Proprietary committed to contribute to Prides Co-Invest, immediately prior to the closing of the Merger, (a) 85,997 shares of Common Stock of the Issuer and (b) $8,868,220 in cash;
     (iv) Raptor Global committed to contribute to Prides Co-Invest, immediately prior to the closing of the Merger, $49,134,995 in cash; and
     (v) Altar Rock committed to contribute to Prides Co-Invest, immediately prior to the closing of the Merger, $462,150 in cash.
     In connection with the Equity Financing, Prides Fund and Prides Co-Invest entered into a Contribution and Voting Agreement, dated as of December 19, 2005 (the “Contribution and Voting Agreement”) with Parent. Pursuant to the Contribution and Voting

CUSIP No. 705906105	SCHEDULE 13D/A	Page 12 of 18
Agreement, (i) Prides Fund has agreed to contribute to Parent, immediately prior to the closing of the Merger, (a) 2,066,445 shares of Common Stock it beneficially owns and (b) $49,752,672.50 in cash and (ii) Prides Co-Invest has agreed to contribute to Parent, immediately prior to the closing of the Merger, (a) 1,233,800 shares of Common Stock it beneficially owns and (b) $88,500,000 in cash. Such shares of Common Stock to be contributed by Prides Fund and Prides Co-Invest will be canceled and cease to exist at the effective time of the Merger and no payment shall be made or consideration delivered in respect thereof. Each of Prides Fund’s and Prides Co-Invest’s commitments to contribute shares of Common Stock and make capital contributions is subject to the conditions set forth in the Contribution and Voting Agreement.
     The source of the equity commitments of Prides Fund under the Contribution and Voting Agreement are the shares of Common Stock of the Issuer previously acquired by Prides Fund and the source of funds for the capital commitments of Prides Fund under the Contribution and Voting Agreement are capital commitments of Prides Fund’s limited partners. The source of funds for the equity and capital commitments of Prides Co-Invest under the Contribution and Voting Agreement are equity and capital commitments of Prides Co-Invest’s limited partners.
     In connection with the debt commitments, JPMorgan and Parent have entered into a commitment letter, dated as of December 18, 2005 (the “Debt Commitment Letter”), with respect to the Debt Financing in connection with the Merger. Subject to the terms and conditions of the Debt Commitment Letter, JPMorgan has committed to provide one term loan facility in the amount of $110 million and a revolving credit facility of $10 million to provide for ongoing working capital purposes post-closing. JPMorgan’s commitment to provide the Debt Financing is subject to the execution of definitive agreements with respect thereto and other conditions as set forth in the Debt Commitment Letter.
     The proceeds received by Parent pursuant to the Equity Financing and the Debt Financing have been arranged, subject to the terms and conditions thereof, to pay the aggregate Merger Consideration pursuant to the Merger, to pay the as-converted cash amount or the principal and accrued but unpaid interest on the $75,000,000 aggregate principal amount of 3.875% Convertible Senior Notes due 2023 for which holders exercise such rights, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries.
     The information set forth in response to this Item 3 is qualified in its entirety by reference to the Subscription Agreements (Exhibit B hereto), Contribution and Voting Agreement (Exhibit C hereto) and the Debt Commitment Letter (Exhibit D hereto), each of which is incorporated herein by reference.
Item 4 Purpose of Transaction.
     Item 4 is hereby amended and supplemented as follows:
     The information set forth or incorporated by reference in Items 2, 3 and 5 is hereby incorporated herein by reference.

CUSIP No. 705906105	SCHEDULE 13D/A	Page 13 of 18
     On December 16, 2005, Prides Capital sent the Proposal Letter to the Issuer’s board of directors stating, among other things, that affiliates of Prides Capital and others participating with Prides Capital propose to acquire all of the outstanding shares of Common Stock of the Issuer for $9.50 per share in cash.
     The negotiations among the parties that occurred following the delivery of the Proposal Letter resulted in the entry into an Agreement and Plan of Merger, dated as of December 19, 2005 (the “Merger Agreement”), among Parent, 406 Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Newco”), and the Issuer, and subject to the terms and conditions set forth therein, Newco will merge with and into the Issuer (the “Merger”). At the effective time of the Merger, the separate corporate existence of Newco shall cease and the Issuer shall continue its existence as the surviving corporation. By virtue of the Merger, each of the outstanding shares of Common Stock, except for any shares of Common Stock held by Parent or Newco or in the treasury of the Issuer, which will be canceled and cease to exist at the effective time of the Merger with no payment made or consideration delivered in respect thereof, will be converted into the right to receive $9.50 in cash (the “Merger Consideration”).
     In addition, pursuant to the Merger Agreement, all options to acquire shares of Common Stock will be canceled at the effective time of the Merger and each holder of options to acquire shares of Common Stock will receive for each share of Common Stock subject to such options the excess, if any, of the Merger Consideration over the exercise price per share of the Common Stock subject to such canceled options, less applicable withholding taxes, if any. And each outstanding share of restricted Common Stock shall become fully vested as of the effective time of the Merger, and the holder thereof shall be entitled to receive an amount in cash equal to the Merger Consideration, less applicable withholding taxes, if any.
     The Merger Agreement provides that Newco’s directors immediately prior to the effective time of the Merger will be the Issuer’s directors at the effective time of the Merger and officers of the Issuer immediately prior to the effective time of the Merger will be the officers of the Issuer at the Effective Time.
     The consummation of the transactions contemplated by the Merger Agreement is subject to, among other things: (i) the approval and adoption by the requisite affirmative vote of holders of the Common Stock of the Issuer; (ii) the receipt of proceeds from the Debt Financing in an amount not less than the amount set forth in the Debt Commitment Letter and otherwise on substantially the terms and conditions as set forth therein and (iii) receipt of any material governmental or third party (including the expiration or early termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended).
     Subsequent to the Merger, the Reporting Persons intend to delist the Common Stock from the NASDAQ National Market and to deregister the Common Stock pursuant to Section 12(g)(4) of the rules and regulations promulgated by the Securities Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 705906105	SCHEDULE 13D/A	Page 14 of 18
     Other than described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D, inclusive, although the Reporting Persons reserves the right to develop such plans.
     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement (Exhibit A hereto), the Contribution and Voting Agreement (Exhibit C hereto) and the Debt Commitment Letter (Exhibit D hereto), each of which is incorporated herein by reference.
Item 5 Interest in Securities of the Issuer.
     Item 5 is hereby amended and supplemented as follows:
     (a), (b) The information contained on the cover pages to this Amendment No. 6 and the information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference. The following disclosure assumes that there are 20,766,199 shares of Common Stock outstanding, which the Issuer represented in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 was the number of outstanding shares of Common Stock as of November 1, 2005.
     Prides Capital is the general partner of both Prides Fund and Prides Co-Invest. Pursuant to the Subscription Agreements, the shares of Common Stock and the voting rights associated with the shares of Common Stock have been committed to be contributed by the Tudor Funds to Prides Co-Invest through an irrevocable proxy coupled with an interest. In addition, pursuant to the Contribution and Voting Agreement, the shares of Common Stock and the voting rights associated with the shares of Common Stock beneficially owned by Prides Fund and Prides Co-Invest have been committed to Parent through an irrevocable proxy coupled with an interest. Upon the terms and subject to the conditions set forth in the Subscription Agreements and the Contribution and Voting Agreement, the shares beneficially owned by the Reporting Persons are required to be voted in favor of the transactions contemplated by the Merger Agreement and any other matter required to effect the transactions contemplated by the Merger Agreement.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act and as a result of the matters described in this Schedule 13D, Prides Capital and Parent may be deemed to have shared voting power and dispositive power with respect to the 3,300,245 shares of Common Stock, representing 15.9% of the shares outstanding, beneficially owned by Prides Fund and Prides Co-Invest.
     In addition, the Reporting Persons and the Tudor Affiliates may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act (the “Group”). The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

CUSIP No. 705906105	SCHEDULE 13D/A	Page 15 of 18
     The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act but are filing this statement on Schedule 13D separately from the other members of the Group in accordance with the provisions of Rule 13d-1(k)(2) of the Act.
     Although Kevin A. Richardson II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Amendment No. 6 as Reporting Persons, the filing of this Amendment shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital.
     The information set forth in response to this Item 5 is qualified in its entirety by reference to the Merger Agreement (Exhibit A hereto), the Subscription Agreements (Exhibit B hereto) and the Contribution and Voting Agreement (Exhibit C hereto), each of which is incorporated herein by reference.
     (c) Each of the Reporting Persons reports that neither it nor, to its knowledge, any person named in Item 2 of this Schedule 13D, other than the Tudor Affiliates, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein. The Reporting Persons have been advised by the Tudor Funds that none of the Tudor Funds has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.
     (d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.
     (e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented as follows:
     The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.
     As described in Items 3, 4 and 5 hereof, Parent entered into the Merger Agreement with Newco and the Issuer whereby, among other things, upon the terms and subject to the conditions set forth therein, Newco will merge with and into the Issuer and the Issuer will be the surviving entity. As contemplated by the Merger Agreement, each share of Common Stock (other than as described in Item 4) will be converted into the right to receive the Merger Consideration.

CUSIP No. 705906105	SCHEDULE 13D/A	Page 16 of 18
     As described in Items 3, 4 and 5 hereof, Prides Co-Invest and each of the Tudor Funds entered into the Subscription Agreements to support the equity and capital commitments of Prides Co-Invest in support of the transactions contemplated by the Merger Agreement.
     As described in Items 3, 4 and 5 hereof, Parent entered into the Contribution and Voting Agreement with Prides Fund and Prides Co-Invest whereby, among other things, upon the terms and subject to the conditions set forth therein, Prides Fund and Prides Co-Invest committed to (i) contribute, immediately prior to the closing of the Merger, shares of Common Stock of the Issuer and capital contributions to help finance the Merger and (ii) vote such shares of Common Stock in favor of the transactions contemplated by the Merger Agreement and any other matter required to effect the transactions contemplated by the Merger Agreement.
     As described in Items 3 and 4 hereof, JPMorgan has provided Parent with the Debt Commitment Letter with respect to the Debt Financing. The Debt Financing is expected to be used, together with the Equity Financing, to finance the transactions contemplated by the Proposal Letter.
     In connection with the signing of the Merger Agreement, Prides Fund entered into a Guaranty, dated as of December 19, 2005 (the “Sponsor Guaranty”), pursuant to which, among other things, Prides Fund guaranteed the payment to the Issuer of any amounts which are finally judicially determined to be due to the Issuer from Parent or Newco by reason of the willful breach of the terms of the Merger Agreement by Parent or Newco, subject to a maximum of all such payments to the Issuer from Prides Fund of $5,000,000.
     Other than the Merger Agreement and the exhibits thereto, the Subscription Agreements, the Contribution and Voting Agreement, the Debt Commitment Letter and the Sponsor Guaranty, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons with respect to any securities of the Issuer. The Reporting Persons have been advised by the Tudor Affiliates that except as disclosed herein none of the Tudor Affiliates is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
     The information set forth in response to this Item 6 is qualified in its entirety by reference to the Merger Agreement (Exhibit A hereto), the Subscription Agreement (Exhibit B hereto), the Contribution and Voting Agreement (Exhibit C hereto), the Debt Commitment Letter (Exhibit D hereto) and the Sponsor Guaranty (Exhibit E hereto), each of which is incorporated herein by reference.
Item 7 Material to be Filed as Exhibits
A.	Agreement and Plan of Merger, dated as of December 19, 2005, among Perseus Holding Corp., 406 Acquisition Corp. and Pegasus Solutions, Inc.

B.	Subscription Agreements, dated as of December 16, 2005, between Prides 406 Co-Invest, L.P. and certain of the affiliates of Tudor Investment Corporation (incorporated herein by

CUSIP No. 705906105	SCHEDULE 13D/A	Page 17 of 18
reference to Exhibit A of the Statement on Schedule 13D filed with the Commission on December 20, 2005 by the Tudor Affiliates).

C.	Contribution and Voting Agreement, dated as of December 19, 2005, among Perseus Holding Corp., Prides Capital Fund I, L.P. and Prides 406 Co-Invest, L.P.

D.	Debt Commitment Letter, dated as of December 18, 2005, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and Perseus Holding Corp.

E.	Guaranty, dated as of December 19, 2005, among Prides Capital Fund I, L.P. and Pegasus Solutions, Inc.

F.	Joint Filing Undertaking.

CUSIP No. 705906105	SCHEDULE 13D/A	Page 18 of 18
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2005	PRIDES CAPITAL PARTNERS, L.L.C.
	By:	/s/ Murray A. Indick
		Name:	Murray A. Indick
		Title:	Managing Member

Kevin A. Richardson, II
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	Attorney-in-Fact

Henry J. Lawlor, Jr.
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	Attorney-in-Fact

Murray A. Indick
By:	/s/ Murray A. Indick

Charles E. McCarthy
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	Attorney-in-Fact

Christian Puscasiu
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	Attorney-in-Fact

Perseus Holding Corp.
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	President

Exhibit A
Execution Copy

AGREEMENT AND PLAN OF MERGER
among
PERSEUS HOLDING CORP.,
406 ACQUISITION CORP.
and
PEGASUS SOLUTIONS, INC.
Dated as of December 19, 2005

i

ii

Page
COMPANY DISCLOSURE SCHEDULE
Section 3.1(b)	Subsidiaries
Section 3.3(a)	Capitalization
Section 3.3(b)	Ownership of Subsidiaries
Section 3.3(c)	Company Indebtedness
Section 3.5(a)	Conflicts
Section 3.5(b)	Required Consents
Section 3.6(a)	Permits
Section 3.6(b)	Proceedings
Section 3.7(c)	Undisclosed Liabilities
Section 3.8	Absence of Certain Changes and Events
Section 3.9	Litigation
Section 3.10(a)	Employee Benefit Plans
Section 3.10(c)	Operation of Plans
Section 3.10(d)	Compliance of Employment Plans
Section 3.11(a)	Employees
Section 3.11(c)	Certain Employee Matters
Section 3.12(a)	Intellectual Property
Section 3.12(b)(i)	Ownership of Intellectual Property
Section 3.12(b)(ii)	Licensed Intellectual Property
Section 3.12(c)	Certain Intellectual Property Matters
Section 3.12(d)	Impairment of Intellectual Property
Section 3.12(e)	Transaction Impact on Intellectual Property
Section 3.12(k)	In-Bound IP Agreements
Section 3.12(l)	Out-Bound IP Agreements
Section 3.13(a)(i)	Waivers of Taxes
Section 3.13(a)(ii)	Affiliated Tax Group
Section 3.13(b)	Certain Tax Matters
Section 3.13(c)	Deferred Taxes
Section 3.13(c)(A)	Tax Basis
Section 3.13(d)	Non-deductible Payments
Section 3.14	Environmental Matters
Section 3.16(a)	Material Contracts
Section 3.16(b)(i)	Certain Material Contracts
Section 3.16(b)(vi)	Transaction Impact on Material Contracts
Section 3.21	Insurance Policies
Section 5.1	Conduct of Business
Section 5.1(e)	Changes to Securities
Section 5.1(g)	Capital Expenditures
Section 6.5(a)	Employee Benefit Matters
Section 6.6(b)	Indemnification Agreements

iii

     AGREEMENT AND PLAN OF MERGER, dated as of December 19, 2005 (this “Agreement”), among Perseus Holding Corp., a Delaware corporation (“Parent”), 406 Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Pegasus Solutions, Inc., a Delaware corporation (the “Company”).
     WHEREAS, a Special Committee of the Board of Directors of the Company has (i) determined that the Merger (as defined below) is advisable and in the best interests of the Company’s stockholders (other than the Buying Parties (as defined below)), and (ii) approved the Merger and recommended approval of the Merger by the Board of Directors of the Company;
     WHEREAS, the Boards of Directors of Parent and the Merger Sub and, subsequent to the recommendation of such Special Committee, the Board of Directors of the Company have each approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of common stock, par value $0.01 per share, of the Company (“Shares”), not owned directly or indirectly by Parent or the Company, will be exchanged for $9.50 in cash (the “Merger Consideration”);
     WHEREAS, the Boards of Directors of Parent and Merger Sub have each declared the Merger to be in the best interests of their respective stockholders and the Board of Directors of the Company has declared the Merger to in the best interest of the Company’s stockholders (other than the Buying Parties); and
     WHEREAS, simultaneously with the execution of this Agreement, Parent, Merger Sub and certain stockholders of the Company (each a “Buying Party”) have entered into a contribution and voting agreement (the “Contribution and Voting Agreement”), which is in the form attached hereto as Exhibit A, pursuant to which, among other things, those stockholders have agreed to exchange certain of their Shares for shares of common stock of Parent and to vote their Shares in favor of approving and adopting this Agreement and the Merger.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
     Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
     Section 1.2 Effective Time. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.1, as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger or certificate of ownership and merger (in either case, the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”).
     Section 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property (including real, personal and mixed), rights, privileges, powers and franchises, both public and private, of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
     Section 1.4 Certificate of Incorporation; By-laws.
          (a) At the Effective Time, the Certificate of Incorporation of the Company shall be amended in the Merger to be identical to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that such Certificate of Incorporation shall be amended to provide the name of the Surviving Corporation shall be the name of the Company), and shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Law and such Certificate of Incorporation.
          (b) Unless otherwise determined by Parent prior to the Effective Time, subject to Section 6.6, at the Effective Time, the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.
     Section 1.5 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.
ARTICLE II
EFFECT OF THE MERGER ON THE STOCK OF THE CONSTITUENT ENTITIES;
EXCHANGE OF CERTIFICATES
     Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:
          (a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.1(b), Shares owned by any wholly-owned subsidiary of the Company which shall remain outstanding (but shall not be entitled to any Merger Consideration) and any Dissenting Shares (as defined below)) shall be canceled and shall be converted automatically into the right to receive an amount equal to the Merger Consideration payable, without interest, to the holder of such Share, upon surrender, in the manner provided in Section 2.5, of the certificate that formerly evidenced such Share;
          (b) each Share held in the treasury of the Company and each Share owned by Merger Sub or Parent or any direct or indirect subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto; and
          (c) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
     Section 2.2 Treatment of Options and Other Equity Awards.
          (a) The Company has awarded stock options and restricted shares under (i) the 1996 Stock Option Plan, (ii) the 2002 Stock Incentive Plan, and (iii) individual stock option agreements not pursuant to a plan (which, for purposes of this Agreement, themselves constitute separate plans) (each, as amended through the date of this Agreement, and collectively referred to as the “Company Stock Option Plans”). Between the date of this Agreement and the Effective Time, the Company shall take all necessary action (which action shall be effective as of the Effective Time) to (A) terminate the Company Stock Option Plans and (B) cancel, as of the Effective Time, each outstanding option to purchase shares of Company Common Stock granted under the Company Stock Option Plans (each, a “Company Stock Option”) that is outstanding and unexercised, whether or not vested or exercisable, as of such date (in each case, without the creation of additional liability to the Company or any subsidiary of the Company (each, a “Subsidiary”)).
          (b) As of the Effective Time, each holder of a Company Stock Option immediately prior to the Effective Time shall be entitled to receive an amount of cash, without interest, equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Stock Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, if any, required to be withheld with respect to such payment. No holder of a Company Stock Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Company Stock Option before or after the Effective Time.
          (c) As of the Effective Time, each outstanding share of restricted Company Common Stock granted under the Company Stock Option Plans (each, a “Company Restricted Stock Award”), the restrictions of which have not lapsed immediately prior to the Effective Time, shall become fully vested and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the Merger Consideration, less applicable withholding taxes, if any, required to be withheld with respect to such payment.

     Section 2.3 Employee Stock Purchase Plan. The Company has taken all actions necessary under the Company’s 2002 Third Amended and Restated Employee Stock Purchase Plan (formerly called the 1997 Employee Stock Purchase Plan) (the “ESPP”) to provide that (a) all participants’ rights under all current Offering Periods (as such term is defined in the ESPP) shall terminate on December 31, 2005, and on such date all accumulated payroll deductions allocated to each participant’s account under the ESPP shall thereupon be used to purchase from the Company whole Shares at a price determined under the terms of the ESPP for that Offering Period, (b) no new Offering Period shall commence on or after December 31, 2005, and (c) as of the close of business on December 31, 2005, the ESPP shall terminate. The Company shall take all necessary actions so that on and after the date hereof (a) no new offering or Offering Period shall commence under the ESPP, (b) no new participant shall be admitted to participation in the ESPP and (c) no current participant shall be entitled to increase any payroll deduction contributions for any current Offering Period. At the Effective Time, any Shares acquired under the ESPP will be treated as provided in Section 2.1.
     Section 2.4 Dissenting Shares.
          (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL (or any successor provision) (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262 (or any successor provision), except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 (or any successor provision) shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.5, of the certificate or certificates that formerly evidenced such Shares.
          (b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal or the payment of the fair cash value of such Shares under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or the payment of the fair cash value of such Shares or offer to settle or settle any such demands.
     Section 2.5 Surrender of Shares; Stock Transfer Books.
          (a) Prior to the Effective Time, Merger Sub shall designate a bank or trust company to act as agent (the “Exchange Agent”) for the holders of Shares to receive the funds to which holders of Shares shall become entitled pursuant to Section 2.1(a) and shall deposit with the Exchange Agent cash in an amount sufficient to pay the aggregate Merger Consideration

(such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall be invested by the Exchange Agent as directed by the Surviving Corporation. As soon as reasonably practicable after the Effective Time, the Exchange Agent, pursuant to irrevocable instructions, shall deliver the aggregate Merger Consideration to be paid pursuant to Section 2.1(a) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.
          (b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.1(a) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If the payment equal to the Merger Consideration is to be made to a person other than the person in whose name the surrendered certificate formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable. If any holder of Shares is unable to surrender such holder’s Certificates because such Certificates have been lost, stolen, mutilated or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Corporation.
          (c) At any time following the sixth month after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds which have been made available to the Exchange Agent and not disbursed to holders of Shares (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Share for any Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar laws.
          (d) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Law.
     Section 2.6 Withholding. Each of Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement in respect of Shares such amount as it is required to deduct and withhold with respect to the making of such payment under the Code or any applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, respectively.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     As an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that:
     Section 3.1 Organization and Qualification; Subsidiaries.
          (a) Each of the Company and each Subsidiary is a corporation, limited liability company, limited partnership or other entity duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Company and each Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or limited partnership to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be expected to have a Company Material Adverse Effect.
          (b) A true and complete list of all the Subsidiaries, together with the jurisdiction of formation of each Subsidiary and the percentage of the outstanding equity interests of each Subsidiary owned by the Company, each other Subsidiary and, to the knowledge of the Company, each other holder of equity, is set forth in Section 3.1(b) of the company disclosure schedule (the “Company Disclosure Schedule”). Except as disclosed in Section 3.1(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any right, warrant, option or other interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, Joint Venture or other business association or entity.
     Section 3.2 Certificate of Incorporation and By-laws. The Company has made available to Parent true and correct copies of (a) the Certificates of Incorporation, By-laws or equivalent organizational documents of the Company and each of its Subsidiaries and (b) any investor rights, voting, co-sale or other agreements applicable to Company or any of its Subsidiaries with respect to each of its Joint Ventures (the “Joint Venture Documents”). The Certificates of Incorporation and By-laws, or equivalent governing or organizational documents and the Joint Venture Documents of the Company and each of its Subsidiaries are in full force and effect. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Joint Venture Documents, Certificate of Incorporation or By-laws or equivalent organizational documents.
     Section 3.3 Capitalization.
          (a) The authorized capital stock of the Company consists of (i) 50,000,000 shares of common stock, par value $0.01 per share (“Company Common Stock”) and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of December 15, 2005, (i) 20,766,199 Shares are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no Shares are held in the treasury of the Company and (iii) 3,726,000 Shares (or such greater number as may be issuable from time to time upon conversion pursuant to the indenture relating to such notes) are reserved for issuance upon conversion of the Company’s 3.875% Convertible Senior Notes due 2023. As of December 15, 2005, the Company has sufficient Shares authorized and reserved for any and all future issuances pursuant to outstanding Company Stock Options and other rights (together with the Company Restricted Stock Awards, the “Company Stock Awards”) granted pursuant to the Company Stock Option Plans and the ESPP. As of the date of this Agreement, no shares of Company Preferred Stock are issued and outstanding. Except as set forth in this Section 3.3 or in Section 3.3(a) of the Company Disclosure Schedule, and except for the Rights (as defined below) issued pursuant to the Company Rights Agreement (as defined below), there are no options, warrants or other rights, agreements, arrangements or commitments of any character that are binding on the Company or any Subsidiary and that relate to the issued or unissued capital stock or any other equity interest of the Company or any Subsidiary or that obligate the Company or any Subsidiary to issue, sell, repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or any Subsidiary. Section 3.3(a) of the Company Disclosure Schedule sets forth the following information with respect to each Company Stock Award outstanding as of the date of this Agreement: (i) the name of the Company Stock Award recipient; (ii) the particular plan pursuant to which such Company Stock Award was granted; (iii) the number of Shares subject to such Company Stock Award; (iv) the exercise or purchase price of such Company Stock Award; (v) the date on which such Company Stock Award was granted; (vi) the applicable vesting schedule; (vii) the date on which such Company Stock Award expires; and (viii) whether the exercisability of or right to repurchase of such Company Stock Award will be accelerated in any way by the Merger, and indicates the extent of acceleration. All Shares subject to issuance as set forth in this Section 3.3, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Shares or any capital stock or any other equity interest of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other person. Except as set forth in Section 3.3(a) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Stock Award as a result of the Merger. All outstanding Shares, all outstanding Company Stock Awards and all outstanding shares of capital stock or other equity interest of each Subsidiary have been issued and granted in compliance in all material respects with (i) all applicable federal and state securities laws and other applicable Laws and (ii) all requirements set forth in applicable contracts (including, without limitation, any preemptive or similar rights). Since April 1, 2005, the Company has not declared or paid any dividend or distribution in respect of any Shares or any other of its equity interests and has not repurchased or redeemed any Shares or other equity interests, and its Board of Directors has not resolved to do any of the foregoing.
          (b) Each outstanding share of capital stock or other equity interest of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and, except as set forth in Section 3.3(b) to the Company Disclosure Schedule, each share or other equity interest that is owned directly or indirectly by the Company is owned by the Company or another Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, preemptive rights, agreements, limitations on the Company’s or any Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.
          (c) As of the date hereof, except as set forth in Section 3.3(c) to the Company Disclosure Schedule, there is no indebtedness for borrowed money of the Company or any Subsidiary outstanding.
     Section 3.4 Authority Relative to the Merger. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the transactions contemplated hereby (the “Transactions”). The execution and delivery by the Company of this Agreement and the consummation by the Company of the Merger and the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger (other than the approval and adoption of this Agreement by the holders of a majority of the then outstanding shares of Company Common Stock and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws (as defined below) affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity). The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Merger are fair to, and in the best interests of, the holders of Shares, (ii) approved, adopted and declared advisable this Agreement, the Merger and the Transactions (such approval and adoption having been made in accordance with the DGCL, including, without limitation, Section 203 thereof) and (iii) resolved, subject to Section 6.4(c), to recommend that the holders of Shares approve and adopt this Agreement and the Merger. To the knowledge of the Company, no state takeover statute (other than Section 203(a) of the DGCL) is applicable to the Merger or the Transactions and no provision of the Company’s Certificate of Incorporation or By-Laws or similar governing or organizational instruments of any Subsidiary would, directly or indirectly, restrict or impair the ability of Parent or any affiliate of Parent to vote, or otherwise to exercise the rights of a stockholder with respect to, the Shares and any Subsidiary that may be acquired or controlled by Parent, as a result of the Merger or otherwise. The only vote required of the holders of the Shares or of any other equity interests of the Company necessary to adopt this Agreement and to approve the Merger and the Transactions is the approving vote of a majority of the outstanding Shares.
     Section 3.5 No Conflict; Required Filings and Consents.
          (a) The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or equivalent governing documents of the Company or any Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.5(b) have been obtained or taken and all filings and obligations described in Section 3.5(b) have been made or fulfilled, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) except as set forth in Section 3.5(a) of the Company Disclosure Schedule, result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not be reasonably expected to have a Company Material Adverse Effect or would not reasonably be expected to prevent or materially delay the ability of the Company to consummate the Merger and the Transactions.
          (b) Except as set forth in Section 3.5(b) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement does not, and the performance by the Company of this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for (i) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) any applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and state takeover laws, (iii) the filing and recordation of appropriate merger documents as required by the DGCL and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Company Material Adverse Effect or materially delay consummation of the Merger and the Transactions.
     Section 3.6 Permits; Compliance.
          (a) Except as set forth in Section 3.6(a) of the Company Disclosure Schedule, each of the Company and the Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority, in each case that are material to the Company and its Subsidiaries, taken as a whole, necessary for each of the Company or the Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”). No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened.
          (b) Each of the Company and its Subsidiaries is, and has been for the past four years, in compliance, except for such lack of compliance that would not reasonably be expected to have a Company Material Adverse Effect, with (i) all Laws applicable to the Company or each such Subsidiary or by which any property or asset of the Company or each such Subsidiary is bound or affected, and (ii) all notes, bonds, mortgages, indentures, contracts, agreements, leases, licenses, Company Permits, franchises or other instruments or obligations to which the Company or any such Subsidiary is a party or by which the Company or each such Subsidiary or any property or asset of the Company or each such Subsidiary is bound. Except as set forth in Section 3.6(b) of the Company Disclosure Schedule, there are no proceedings pending before any Governmental Authority or, to the Company’s knowledge, any pending or threatened inquiries or investigations or threatened proceedings by any Governmental Authority, with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has in the past four years received notice of (x) any violation of the Foreign Corrupt Practices Act (the “FCPA”) or (y) any material breach of the Company’s or its Subsidiaries’ policies regarding the FCPA by any employees or agents of the Company or its Subsidiaries.
     Section 3.7 SEC Filings; Financial Statements.
          (a) The Company has filed or furnished, as the case may be, all forms, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2001 (such forms, reports and other documents, collectively, the “Company SEC Reports”). The Company SEC Reports (i) complied as to form and were prepared in accordance in all material respects with either the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder as in effect on the date so filed, amended or supplemented and (ii) did not, at the time they were filed, or, if amended or supplemented, as of the date of such amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any form, report or other document with the SEC.
          (b) Each of the audited and unaudited consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim statements, the omission of footnotes and otherwise as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.
          (c) Neither the Company nor any Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected, reserved for or disclosed in a consolidated balance sheet of the Company and its consolidated Subsidiaries, including the notes thereto, prepared as of the date of this Agreement in accordance with GAAP and consistent with the consolidated balance sheet of the Company and the consolidated Subsidiaries as at December 31, 2004, including the notes thereto (the “Latest Balance Sheet”), except for (i) liabilities and obligations that are reflected, reserved for or disclosed in the Latest Balance Sheet or in the consolidated balance sheet of the Company and the consolidated Subsidiaries as at June 30, 2005, including the notes thereto, included in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2005, (ii) liabilities and obligations that were incurred in the ordinary course of business consistent with past practice since June 30, 2005 or (iii) as set forth in Section 3.7(c) of the Company Disclosure Schedule.
          (d) The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to provide reasonable assurance that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. The Company has disclosed, based on its most recent evaluations, to the Company’s outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are known to the Company and reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, known to the Company that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company is in compliance with the applicable listing and other rules and regulations of The NASDAQ National Market. As used in this Section 3.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
     Section 3.8 Absence of Certain Changes or Events. Since December 31, 2004, except as set forth in Section 3.8 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, (a) the Company and the Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, (b) there has not been any event, development or circumstance constituting or that would be reasonably likely to constitute a Company Material Adverse Effect and (c) none of the Company or any Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1.
     Section 3.9 Absence of Litigation. There is no litigation, suit, claim, action, proceeding or investigation (which investigation has been communicated to the Company or of which the Company has knowledge) (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary, or before any Governmental Authority, which is reasonably likely to result in a Company Material Adverse Effect. Except as set forth in Section 3.9 of the Company Disclosure Schedule, there is no Action pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary, or any property or asset of the Company or of any Subsidiary, or before any Governmental Authority, except for Actions that, if determined adversely to the Company or any Subsidiary, would not result in losses and expenses (including reasonable expenses of counsel) in excess of $500,000 or would not otherwise be material to the Company. Except as set forth in Section 3.9 of the Company Disclosure Schedule, neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.
     Section 3.10 Employee Benefit Plans.
          (a) Section 3.10(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, employee loan or other benefit plans, programs, policies or arrangements, and all employment, retention, termination, severance or other contracts or agreements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether legally enforceable or not, with respect to which the Company or any Subsidiary has any present or future liability (or a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), or a plan subject to non-U.S. laws or regulations similar to each of the foregoing with respect to which the Company or any Subsidiary has within the past six (6) years had any liability) or which are maintained, contributed to or sponsored by the Company or any Subsidiary and under which any current or former employee, officer or director of the Company or any Subsidiary (the “Company Employees”) has any present or future right to benefits (collectively, the “Plans”). Except as disclosed in Section 3.10(a) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual, or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by this Agreement, the Merger, ERISA, the Code or to otherwise comply with applicable Laws.
          (b) With respect to each Plan, the Company has provided to Parent a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications (or a description of any oral communications) by the Company or its Subsidiaries to the Company Employees concerning the extent of the benefits provided under a Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Plans at any time within the twelve months immediately following the date hereof, and (v) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.
          (c) Neither the Company nor any Subsidiary (including any entity that during the past six years was a Subsidiary) either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code) has now or at any time contributed to, sponsored, maintained, or had any liability or obligation in respect of (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”), or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). Except as disclosed in Section 3.10(c) of the Company Disclosure Schedule, no Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), (i) will entitle any Company Employee to severance pay or any increase in severance pay upon any termination of service after the date of this Agreement, (ii) could accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Plans, (iii) could limit or restrict the right of the Company or its Subsidiaries to merge, amend or terminate any of the Plans, (iv) could cause the Company or its Subsidiaries to record additional compensation expense on its respective income statement with respect to any outstanding stock option or other equity-based award, or (v) could result in payments under any Plan that would not be deductible under Section 280G of the Code, except as disclosed in Section 3.10(c) of the Company Disclosure Schedule. Except to the extent required under ERISA Section 601 et. seq. and Code Section 4980B, none of the Plans provide for or promises post employment or post-retirement medical, disability or life insurance benefits to any current, former or retired employee, consultant or director of the Company or of its Subsidiaries. Except as disclosed in Section 3.10(c) of the Company Disclosure Schedule, each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.
          (d) Except as disclosed in Section 3.10(d) of the Company Disclosure Schedule, each Plan has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code. Except as disclosed in Section 3.10(d) of the Company Disclosure Schedule, the Company and the Subsidiaries have performed all material obligations required to be performed by them under, and are not in default in any material respect under or in violation of any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than routine claims for benefits in the ordinary course) and except as disclosed in Section 3.10(d) of the Company Disclosure Schedule, none of the Company or its Subsidiaries have any knowledge of any fact or event that could reasonably be expected to give rise to any such Action. No event has occurred and no condition exists that would subject the Company or its Subsidiaries, either directly or by reason of their affiliation with any member of their Controlled Group to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws. No administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Agencies are pending, threatened or in progress. Except as disclosed in Section 3.10(d) of the Company Disclosure Schedule, no material operational or plan failure (within the meaning of Rev. Proc. 2003-44) exists or has existed with respect to any Plan that is intended to be qualified under Section 401(a) of the Code.
          (e) Each Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter or prototype opinion letter from the Internal Revenue Service (the “IRS”) that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event exists that could reasonably be expected to result in the revocation of such exemption.
          (f) None of the Company or its Subsidiaries has any knowledge of any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan.
          (g) All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. Except with regard to contributions or payments to the Deferred Compensation Trust, all such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and, to the knowledge of the Company, no fact or event exists which could reasonably be expected to give rise to any such challenge or disallowance.
          (h) The Company and the Subsidiaries are in compliance with the requirements of the Workers Adjustment and Retraining Notification Act and any similar state, local or non-United States law (the “WARN Act”) and have no liabilities pursuant to the WARN Act determined without regard to any terminations of employment that occur on or after the Effective Time.
          (i) In addition to the foregoing, with respect to each Plan listed in Section 3.10(a) of the Company Disclosure Schedule that is not subject to United States law (a “Non-U.S. Benefit Plan”):
               (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices;
               (ii) except as set forth in Section 3.10(a) of Company Disclosure Schedule, the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined as if such plan is maintained on an ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan, and no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations; and
               (iii) each Non-U.S. Benefit Plan maintained by the Company or any Subsidiary required to be registered or approved has been registered or approved and has been maintained in good standing with applicable regulatory authorities. Each Non-U.S. Benefit Plan has been operated in material compliance with all applicable non-United States Laws.
     Section 3.11 Labor and Employment Matters.
          (a) Section 3.11(a) of the Company Disclosure Schedule lists all employees of the Company and the Subsidiaries as of December 15, 2005 and designates each such employee by the correct employer and business division for which the employee primarily performs services.
          (b) Except as required by applicable Law in Brazil, neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees. As of the date hereof, there are no unfair labor practice complaints pending against the Company or any Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Company or any Subsidiary. As of the date hereof, there is no strike, controversy, slowdown, work stoppage or lockout occurring, or, to the knowledge of the Company, any threat thereof in writing, by or with respect to any employees of the Company or any Subsidiary.
          (c) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including those related to wages, hours, immigration and naturalization, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company or any Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. Neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. Except as disclosed in Section 3.11(c) of the Company Disclosure Schedule, there is no charge or proceeding with respect to a violation of any occupational safety or health standards asserted or pending with respect to the Company. Except as disclosed in Section 3.11(c) of the Company Disclosure Schedule, there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, pending before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Subsidiary has employed or employ any person.

     Section 3.12 Intellectual Property.
          (a) Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list as of December 16, 2005 of all United States and foreign (i) patents and patent applications, (ii) registrations and applications for registration of Trademarks, (iii) registrations and applications for registration of copyrights, (iv) invention or technology disclosures (other than those subject to issued patents or pending patent applications), in each case, with respect to the foregoing in subsections (i) through (iv), as included in the Owned Intellectual Property and (v) all Licensed Intellectual Property.
          (b) Except as set forth in Section 3.12(b)(i) of the Company Disclosure Schedule, the Company or a Subsidiary (i) is the exclusive owner of the entire and unencumbered right, title and interest in and to the Owned Intellectual Property, and (ii) has a valid right to use the Licensed Intellectual Property in the ordinary course of their business as presently conducted or as contemplated to be conducted. Except as set forth in Section 3.12(b)(ii) of the Company Disclosure Schedule, the Owned Intellectual Property and, to knowledge of the Company, the Licensed Intellectual Property, are subsisting, valid and enforceable.
          (c) The development, marketing, sale and use of the material products and services of the Company and the Subsidiaries, and the use of the Owned Intellectual Property and Licensed Intellectual Property in connection therewith, do not conflict with, infringe, misappropriate or otherwise violate in any material respect the Intellectual Property rights of any third party. Except as disclosed in Section 3.12(c) of the Company Disclosure Schedule, no Actions have been asserted or are pending or, to the Company’s knowledge, threatened (whether in writing or orally, and whether explicitly or indirectly through a request to license the Intellectual Property rights of any third party) against the Company or any Subsidiary (i) based upon or challenging or seeking to deny or restrict the use by the Company or any Subsidiary of any of the Owned Intellectual Property or Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Company or any Subsidiary infringe, misappropriate or otherwise violate the Intellectual Property right of any third party, or (iii) alleging that the Licensed Intellectual Property is being licensed or sublicensed in conflict with the terms of any license or other agreement. Except as disclosed in Section 3.12(c) of the Company Disclosure Schedule, no Owned Intellectual Property or Licensed Intellectual Property is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such Intellectual Property or that would impair the validity or enforceability of such Intellectual Property.
          (d) To the knowledge of the Company, except as disclosed in Section 3.12(d) of the Company Disclosure Schedule, no person is engaging in any activity that infringes or misappropriates the Owned Intellectual Property or Licensed Intellectual Property.
          (e) The Owned Intellectual Property and the Licensed Intellectual Property constitutes all of the Intellectual Property used or held for use or intended to be used in the conduct of the business of the Company and the Subsidiaries as presently conducted, and there are no other items of Intellectual Property that are used in the conduct of the business of the Company and the Subsidiaries as presently conducted. Except as disclosed in Section 3.12(e) of the Company Disclosure Schedule, the consummation of the Merger will not result in the termination or impairment of any of the Owned Intellectual Property or the right to use any of the Licensed Intellectual Property or require the payment of additional royalties or fees to third parties for the continued use of the Licensed Intellectual Property as currently conducted by the Company and the Subsidiaries.
          (f) The Company and the Subsidiaries have acted in a commercially reasonable manner to maintain the confidentiality of, and legal protection pertaining to, the trade secrets and other confidential Intellectual Property used or held for use or intended to be used by the Company or the Subsidiaries according to the laws of the applicable jurisdictions where such trade secrets are developed, practiced or disclosed. Without limiting the generality of the foregoing, the Company and the Subsidiaries use a business practice of enforcing a policy requiring all personnel and third parties having access to such trade secrets to execute a written agreement which provides necessary protection for such trade secrets and which does not allow the use or disclosure of such trade secrets upon the expiration of any specified period of time. To the Company’s knowledge, there have been no disclosures by the Company or any Subsidiary of any trade secrets, and no party to any such agreement is in breach thereof.
          (g) Except as set forth on Schedule 3.12(g), (which schedule shall identify any such open source licensed software, the governing Open Source License (as defined herein below), and the products or services of the Company or any Subsidiary which utilizes such open source licensed software) none of the material Owned Intellectual Property, and no material products or services marketed or sold by the Company or any Subsidiary, uses, incorporates or has embedded in it any source, object or other Software code subject to an open source license or other similar type of license (including without limitation, the GNU General Public License, Library Generally Public License, Lesser General Public License, Mozilla License, Berkeley Software Distribution License, Open Source Initiative License, MIT, Apache or Public Domain Licenses, (each an “Open Source License”)). The operation of the business of the Company and the Subsidiaries will neither subject any of the Company’s or any Subsidiary’s products to the terms of any Open Source License nor require the Company or any Subsidiary to provide the source code to any Company or Subsidiary Software to any person except as could not reasonably be expected to result in Company Material Adverse Effect.
          (h) Except as set forth on Schedule 3.12(h), neither the Company nor any Subsidiary has deposited, is obligated to deposit, or reasonably expects that it will be obligated to deposit, the source code of any of the Software of the Company or its Subsidiaries pursuant to a source code escrow agreement or similar arrangement for the benefit of any person, nor has the Company nor any Subsidiary made the source code of any Company or Subsidiary product available to any person.
          (i) To the Company’s knowledge, except as set forth on Schedule 3.12(i), all software, databases, systems, networks and Internet sites used by the Company and the Subsidiaries and/or included within the Owned Intellectual Property are free from any material defect, bug, “Trojan Horse”, malware, spyware or other virus or programming design or documentation error or corruptant. The Company and its Subsidiaries have acted in a commercially reasonable manner to protect the confidentiality, integrity and security of their Software, databases, systems, networks and Internet sites and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties. The Company and its Subsidiaries comply, in all material respects, with (a) all relevant laws and regulations (except with respect to the relevant laws and regulations for jurisdictions other than the United States, Canada, and the European Union and its member states, in which case the Company and its Subsidiaries comply with all relevant laws and regulations except as would not reasonably be expected to cause a Company Material Adverse Effect), and (b) the Company’s own policies, in each case with respect to the privacy of all users and customers and any of their personally identifiable information, and no written claims have been asserted or, to the Company’s knowledge, threatened in writing against the Company or any Subsidiary by any person alleging a violation of any of the foregoing.
          (j) To the knowledge of the Company, no employee of or consultant to the Company or the Subsidiaries is obligated under any agreement or subject to any judgment, decree or order of any court or administrative agency, or any other restriction that would interfere with the use of his or her best efforts to carry out his or her duties for the Company or to promote the interests of the Company or that would conflict with the Company’s business. To the knowledge of the Company, there exist no inventions by current and former employees or consultants of the Company or the Subsidiaries, made or otherwise conceived prior to their beginning employment or consultation with the Company, that have been or will be incorporated into any of the Company’s Intellectual Property or any products.
          (k) Section 3.12(k) of the Company Disclosure Schedule sets forth a true and complete list as of December 15, 2005 of all In-Bound IP Agreements (identifying the parties to each such agreement, the Intellectual Property licensed to the Company or any Subsidiary thereby, and the product(s) and/or services of the Company which utilize such Licensed Intellectual Property) pursuant to which (i) the Company or any Subsidiary was required in the Company’s fiscal year ending December 31, 2004 to make payments to any third party totaling in excess of $500,000, and (ii) the Company or any Subsidiary licenses from any third party Intellectual Property (including without limitation, any software) which is incorporated into, or distributed with, any products or services of the Company or any Subsidiary (the foregoing being collectively, the “Key In-Bound IP Agreements”). Except as set forth in Section 3.12(k)(iii) of the Company Disclosure Schedule, (A) each Key In-Bound IP Agreement is a legal, valid and binding agreement of the Company or the applicable Subsidiary, as the case may be, and, to the Company’s knowledge, of the other party(ies) thereto; (B) neither the Company nor any Subsidiary is in material breach or violation of, or material default under, any Key In-Bound IP Agreement; (C) to the Company’s knowledge, no other party is in material breach or violation of, or material default under, any Key In-Bound IP Agreement; (D) the Company and the Subsidiaries have not received any notice of default under any Key In-Bound IP Agreement which remains uncured; (E) neither the Company nor any Subsidiary has received written notice of the termination of, or intention to terminate, any Key In-Bound IP Agreement; and (F) except as set forth in Section 3.12(k)(iv) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of the Company or any Subsidiary under any Key In-Bound IP Agreement.
          (l) Section 3.12(l) of the Company Disclosure Schedule sets forth a true and complete list as of December 15, 2005 of all Out-Bound IP Agreements (identifying the parties to each such agreement and the Intellectual Property licensed by the Company or any Subsidiary thereby) which generated in the Company’s fiscal year ending December 31, 2004 in excess of $1,000,000 in revenues to the Company and its Subsidiaries (the “Key Out-Bound IP Agreements”). Except as set forth in Section 3.12(l)(i) of the Company Disclosure Schedule, (A) each Key Out-Bound IP Agreement is a legal, valid and binding agreement of the Company or the applicable Subsidiary, as the case may be, and, to the Company’s knowledge, of the other party(ies) thereto; (B) neither the Company nor any Subsidiary is in material breach or violation of, or material default under, any Key Out-Bound IP Agreement; (C) to the Company’s knowledge, no other party is in material breach or violation of, or material default under, any Key Out-Bound IP Agreement; (D) the Company and the Subsidiaries have not received any notice of default under any Key Out-Bound IP Agreement which remains uncured; (E) neither the Company nor any Subsidiary has received written notice of the termination of, or intention to terminate, any Key Out-Bound IP Agreement; and (F) except as set forth in Section 3.12(k)(iv) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of the Company or any Subsidiary under any Key Out-Bound IP Agreement.
     Section 3.13 Taxes.
          (a) The Company and the Subsidiaries have timely filed (or caused to be timely filed) all Tax Returns required to be filed by them and have paid and discharged all Taxes required to be paid or discharged by them (whether or not shown on such Tax Returns). All such Tax Returns are true, correct and complete in all material respects. Except as set forth in Section 3.13(a)(i) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. All amounts of Taxes required to be withheld by or with respect to the Company or any Subsidiary have been timely withheld and remitted to the applicable Governmental Authority. The accruals and reserves for Taxes reflected in the Latest Balance Sheet are adequate to satisfy all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. Except as set forth in Section 3.13(a)(ii) of the Company Disclosure Schedule, the Company and each Subsidiary is a member of the same affiliated group (within the meaning of Section 1504(a)(1) of the Code) for which the Company files a consolidated U.S. federal income Tax Return as the common parent, and neither the Company nor any Subsidiary has been included in any U.S. federal, state and local consolidated combined or united Tax Returns for any taxable period for which the statute of limitations has not expired or has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation 1.1502-6 or any analogous provision of state, local or foreign law or as a transferee or successor, by contract or otherwise. Neither the Company nor any Subsidiary is required to make any disclosure to the IRS or has a list maintenance obligation with respect to any “reportable transaction” pursuant to Sections 6011, 6111 or 6112 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any Subsidiary is a party to, is bound by or has an obligation under any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to Taxes).

          (b) Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, (i) there are no pending or, to the knowledge of the Company, threatened, audits, examinations, investigations or other proceedings in respect of any Tax matter of the Company or any Subsidiary, (ii) no Governmental Authority is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Subsidiary any deficiency or claim for any Taxes, (iii) no power of attorney has been granted with respect to any matter relating to Taxes that could affect the Company or any Subsidiary for a taxable period ending after the Effective Time.
          (c) There are no Tax Liens upon any property or assets of the Company or any of the Subsidiaries except liens for current Taxes not yet due and payable. Except as set forth in Section 3.13(c) of the Company Disclosure Schedule, neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any deduction from, taxable income for any taxable period (or portion thereof) after the Effective Time that is attributable to (i) any transaction occurring in, or a change in accounting method made for, any taxable period ending on or before the date of the Effective Time that resulted in a deferred reporting of income from such transaction or from such change in accounting method, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Effective Time, (iii) intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), (iv) installment sale or open transaction disposition made on or prior to the Effective Time, or (v) prepaid amount received on or prior to the Effective Time. As of December 31, 2004, the tax basis in the stock of each of those Subsidiaries described in Section 3.13(c)(A) of the Company Disclosure Schedule was at least the respective amounts set forth in such Company Disclosure Schedule. Neither the Company nor any Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past five years.
          (d) Except as set forth in Section 3.13(d) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has made or is obligated to make any payment or is a party to an agreement that would require it to make any payments that would not be fully deductible pursuant to Section 162(m) of the Code.
          (e) Neither the Company nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement or Plan that could obligate it to provide any Company Employee with any payments or benefits as a result of any excise tax imposed on such Company Employee by Section 4999 of the Code or any comparable federal, state, local or foreign excise tax rule or regulation, except as set forth on Schedule 3.13(e), and with respect to those itemized payments and benefits set forth on Schedule 3.13(e), such payments and benefits shall not exceed $800,000 in the aggregate.
     Section 3.14 Environmental Matters. Except as described in Section 3.14 of the Company Disclosure Schedule, (a) none of the Company, any of the Subsidiaries or any predecessor of any of the foregoing is, or to the knowledge of the Company has been, in material violation of any Environmental Law; (b) none of the properties currently or formerly owned, leased or operated by the Company, any Subsidiary or any predecessor of any of the foregoing

(including, without limitation, soils and surface and ground waters) have been contaminated by the dumping, discharge, spillage, disposal or other release of Hazardous Substances that requires investigation, removal, remediation or corrective action by Company or any Subsidiary under applicable Environmental Laws; and Hazardous Substances are not otherwise present at such properties in circumstances that would reasonably be expected to result in material liability or costs to the Company or any of its Subsidiaries under any applicable Environmental Law; (c) none of the Company or any of the Subsidiaries (1) has entered into any consent decree or other agreement related to, or has been notified that it is actually or potentially liable under, any Environmental Law, or (2) received any requests for information or other correspondence or written notice that it is considered potentially liable for any investigation, removal, remediation or corrective action with respect to any Hazardous Substances; (d) each of the Company and each Subsidiary has all material permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”); (f) each of the Company and each Subsidiary is in material compliance with all, and to the knowledge of the Company has not violated any, such Environmental Permits; (g) neither the execution of this Agreement nor the consummation of the Merger will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any Environmental Law or Environmental Permit; (h) no judicial, administrative, or arbitral proceeding under any Environmental Laws to which the Company or any of its Subsidiaries is a party is pending or, to the knowledge of the Company, threatened; (i) none of the Company or its Subsidiaries is subject to any judgment, decree, order or similar requirement, in either case relating to any Environmental Laws or to any investigation, removal, remediation or corrective action with respect to Hazardous Substances; and (j) neither the Company nor any of its Subsidiaries has assumed or retained, by contract or operation of law, any material liabilities under any Environmental Laws or concerning any Hazardous Substances.
The Company has provided to Parent true and complete copies of all Environmental Reports in the possession or control of the Company or any of its Subsidiaries, regarding any matter that could reasonably be expected to materially affect the Company or any of its Subsidiaries.
     Section 3.15 Amendment to Company Rights Agreement. The Company has irrevocably amended, and the Company Board has taken all necessary action to irrevocably amend, the Rights Agreement, dated as of September 28, 1998 (the “Company Rights Agreement”), between the Company and American Securities Transfer & Trust, Inc., as rights agent, so that (a) none of the execution or delivery of this Agreement, the consummation of the Merger or the consummation of any other Transaction will result in (i) the occurrence of a “Flip-in Event” described in the Company Rights Agreement, (ii) the occurrence of the “Flip-Over Event” described in the Company Rights Agreement, or (iii) the associated Preferred Stock Purchase Rights (the “Rights”) becoming evidenced by, and transferable pursuant to, certificates separate from the certificates representing Shares and (b) the Rights will expire pursuant to the terms of the Company Rights Agreement immediately prior to the Effective Time. The Company has provided Parent with a copy of such amendment to the Company Rights Agreement. Such amendment has been duly authorized and executed by the parties thereto and is in full force and effect.
     Section 3.16 Material Contracts. (a) Set forth in Section 3.16(a) of the Company Disclosure Schedule is a list of the following contracts, undertakings, commitments, licenses or agreements, written or verbal, to which the Company or any Company Subsidiary is a party or which are applicable to any of their respective assets or properties (true and complete copies (or written summaries, if verbal) of which have been made available to Parent prior to the date hereof) (each a “Material Contract”):
          (i) contracts which have a remaining term in excess of ninety (90) days or are not cancelable (without material penalty, cost or other liability) within ninety (90) days that in the Company’s fiscal year ended December 31, 2004 (A) generated in excess of $1,000,000 in revenues to the Company and its Subsidiaries or (B) resulted in expenses to the Company and its Subsidiaries in excess of $500,000;
          (ii) contracts containing covenants limiting the ability of the Company or any Subsidiary or other affiliates of the Company (including Parent and its affiliates after the Effective Time) to engage in any line of business or compete with any person, in any market or line of business, or operate at any geographic location;
          (iii) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments and contracts providing for the borrowing or lending of money, whether as borrower, lender or guarantor, and any agreements or instruments pursuant to which any cash of the Company or any Subsidiary is held in escrow or its use by the Company and its Subsidiaries is otherwise restricted;
          (iv) all contracts pursuant to which any material property or assets of the Company or any Subsidiary is, or may become subject to, a lien;
          (v) joint venture, alliance, affiliation or partnership agreements or joint development or similar agreements pursuant to which any third party is entitled to develop or market any products or services on behalf of, or together with, the Company or any Subsidiary or receive referrals of business from, or provide referrals of business to, the Company or any Subsidiary;
          (vi) contracts for the acquisition or sale, directly or indirectly (by merger or otherwise) of material assets (whether tangible or intangible) or the capital stock of another person, including, without limitation, contracts for any such completed acquisitions or sales pursuant to which an “earn out” or similar form of obligation (whether absolute or contingent) is pending or for which there are any continuing indemnification or similar obligations, in each case excluding any such contract entered into prior to January 1, 2001 and with respect to which there are no remaining obligations on the party of any party (including, without limitation, any indemnification obligations);
          (vii) contracts under which the Company or any Subsidiary has granted any exclusive rights;
          (viii) any interest rate or currency swaps, caps, floors or option agreements or any other interest rate or currency risk management arrangement or foreign exchange contracts with settlement terms greater than 120 days following the trade date of such arrangement or contract;

          (ix) contracts with, or commitments to, affiliates of the Company;
          (x) contracts with “change of control” or similar provisions which would be triggered by the Merger or the Transactions; and
          (xi) any material contracts of the Company as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC.
          (b) (i) Except as set forth in Section 3.16(b)(i) of the Company Disclosure Schedule, each Material Contract is a legal, valid and binding agreement of the Company or the applicable Subsidiary, as the case may be, and, to the Company’s knowledge, of the other party(ies) thereto; (ii) neither the Company nor any Subsidiary is in material breach or violation of, or material default under, any Material Contract; (iii) to the Company’s knowledge, no other party is in material breach or violation of, or material default under, any Material Contract; (iv) the Company and the Subsidiaries have not received any notice of default under any Material Contract which remains uncured; (v) neither the Company nor any Subsidiary has received written notice of the termination of, or intention to terminate, any Material Contract; and (vi) except as set forth in Section 3.16(b)(vi) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of the Company or any Subsidiary under any Material Contract.
          Section 3.17 Proxy Statement. The proxy statement to be sent to the stockholders of the Company in connection with the Stockholders’ Meeting (as defined below) (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”), shall not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, at the time of the Stockholders’ Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders’ Meeting which shall have become false or misleading. The Statement on Schedule 13E-3 (such Statement, as amended or supplemented, is being referred to herein as the “Schedule 13E-3”), to be filed by the Company concurrently with the filing of the Proxy Statement, shall not, at the date of the Schedule 13E-3 (or any amendment or supplement thereto), at the time of the Stockholders’ Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. The Proxy Statement and Schedule 13E-3, insofar as each relates to the Company or its Subsidiaries or other information supplied by the Company for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable law. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied in writing by Parent, Merger Sub or any of Parent’s or Merger Sub’s Representatives for inclusion in the Proxy Statement.

     Section 3.18 Opinion of Financial Advisor. The Company has received the written opinion (the “Fairness Opinion”) of Bear Stearns & Co., Inc., dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock, excluding Prides Capital Partners, L.L.C. and any of its affiliates or other holders of Company Common Stock that are or that may become co-investors in Parent and any of their affiliates, a copy of which opinion will be delivered to Parent promptly after the date of this Agreement.
     Section 3.19 Brokers. No broker, finder or investment banker (other than Bear Stearns & Co., Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Bear Stearns & Co., Inc. pursuant to which such firm would be entitled to any payment relating to the Merger.
     Section 3.20 Title to Assets. The Company and each Subsidiary has good title to, or valid leasehold interests in, all their respective properties and tangible assets, except for those which are no longer used or useful in the conduct of their businesses or where the absence thereof would not be reasonably likely to have a Company Material Adverse Effect. All of these properties and assets, other than assets in which the Company or any Subsidiary has leasehold interests, are free and clear of all liens, except for liens that would not be reasonably likely to have a Company Material Adverse Effect.
     Section 3.21 Insurance. Section 3.21 of the Company Disclosure Schedule contains a list of all material fire and casualty, general liability, business interruption and other insurance policies (collectively, “Insurance Policies”) maintained by the Company or any of its Subsidiaries. Such policies are in effect as of the date of this Agreement. Such Insurance Policies are in such amounts and cover such risks as are reasonably adequate for the conduct of the business of the Company and its Subsidiaries as currently conducted and the value of their respective properties and assets on the date hereof.
     Section 3.22 Restrictions on Business Activities. To the Knowledge of the Company, there is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or impairing the conduct of business by the Company or any of its Subsidiaries as currently conducted by the Company or such Subsidiary, including agreements that expressly limit the ability of the Company or any of its Subsidiaries to compete in or conduct any line of business or compete with any person in any geographic area or during any period of time, except for any prohibition or impairment as would not reasonably be expected to have a Company Material Adverse Effect.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

     Section 4.1 Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.
     Section 4.2 Authority Relative to the Merger. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the Merger and the Transactions. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger or the Transactions (other than the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).
     Section 4.3 No Conflict; Required Filings and Consents.
          (a) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or equivalent governing documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.3(b) have been obtained or taken and all filings and obligations described in Section 4.3(b) have been made or fulfilled, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a Parent Material Adverse Effect or would not reasonably be expected to prevent or materially delay the ability of the Parent or Merger Sub to consummate the Merger or the Transactions.
          (b) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the HSR Act, the Exchange Act, and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Parent Material Adverse Effect or materially delay the ability of the Parent or Merger Sub to consummate the Merger or the Transactions.
     Section 4.4 Financing.
          (a) As of the date of this Agreement, Parent has received an executed commitment letter dated December 18, 2005 (the “Debt Commitment Letter”) from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (collectively, “JPMorgan”), pursuant to which JPMorgan has committed, subject to the terms and conditions set forth therein, to provide to Parent the amount of financing set forth in the Debt Commitment Letter (the “Debt Financing”), to complete the Transactions. A true and complete copy of the Debt Commitment Letter has been previously provided to the Company.
          (b) Parent has entered into a Contribution and Voting Agreement dated December 19, 2005 (the “Equity Commitment Agreement” and together with the Debt Commitment Letter, the “Commitment Letters”) with certain existing stockholders of Parent named therein (including affiliates of Prides Capital Fund I, L.P.), pursuant to which such stockholders (or their assignees or designees) have committed, subject to the terms and conditions set forth therein, to provide to Parent $169.7 million of equity financing (the “Equity Financing” and together with the Debt Financing, the “Financing”) to complete the Transactions. A true and complete copy of the Equity Commitment Agreement has been previously provided to the Company.
          (c) As of the date hereof, the Commitment Letters have not been amended or modified. As of the date hereof, the obligations to fund the commitments under the Commitment Letters are not subject to any conditions other than as set forth in the Commitment Letters. Parent and Merger Sub have fully paid any and all commitment fees or other fees required by such Commitment Letters to be paid as of the date hereof (and will duly pay any such fees after the date hereof in accordance with such Commitment Letters). As of the date hereof, the Commitment Letters are valid and in full force and effect and no event has occurred which (with or without notice, lapse of time or both) would constitute a default thereunder on the part of Parent or Merger Sub. As of the date hereof, Parent has no knowledge of any facts or circumstances that could reasonably be expected to result in (i) any of the conditions set forth in the Commitment Letters not being satisfied to the extent such conditions can be satisfied by, or are under the control of, Parent or Merger Sub or (ii) the funding contemplated in the Commitment Letters not being made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement. Except for inaccuracies caused by the Company or its Subsidiaries, neither the Parent nor the Merger Sub has, as of the date hereof, been informed by any person that is a financing source that is a party to any Commitment Letter of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Commitment Letters inaccurate in any material respect or that would cause the commitments provided in such Commitment Letters to be terminated or ineffective or any of the conditions contained therein not to be met.

          (d) The aggregate proceeds contemplated by the Commitment Letters, if and when funded in accordance with the Commitment Letters, together with the available cash of the Company, will be sufficient for Parent and the Surviving Corporation to pay the aggregate Merger Consideration pursuant to the Merger and to pay all related fees and expenses.
          (e) Parent and Merger Sub are not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors.
     Section 4.5 Proxy Statement. The information supplied by Parent for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, at the time of the Stockholders’ Meeting or at the Effective Time, (i) contain any untrue statement of a material fact or (ii) omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders’ Meeting which shall have become false or misleading. The information supplied by Parent for inclusion in the Schedule 13E-3 shall not, at the date of the Schedule 13E-3 (or any amendment or supplement thereto), at the time of the Stockholders’ Meeting or at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. The Proxy Statement and Schedule 13E-3, insofar as each relates to the Parent or Merger Sub or other subsidiaries of Parent or Merger Sub or other information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable law. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion in the Proxy Statement or Schedule 13E-3.
     Section 4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
     Section 5.1 Conduct of Business by the Company Pending the Effective Time. The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 5.1 of the Company Disclosure Schedule, unless Parent shall otherwise consent in writing: (i) the businesses of the Company and its Subsidiaries shall be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and (ii) the Company shall use reasonable commercial efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to maintain in effect all Company Permits that are required for the Company or such Subsidiary to carry on its business, to keep available the services of the current officers, employees, independent contractors and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 5.1 of the Company Disclosure Schedule, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent:
          (a) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents;
          (b) issue, sell, pledge, dispose of, grant or encumber, or otherwise subject to any lien, or authorize such issuance, sale, pledge, disposition, grant or encumbrance of, or subjection to, any such lien, (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to employee stock options outstanding on the date of this Agreement and granted under Company Stock Option Plans in effect on the date of this Agreement) or (ii) any assets of the Company or any Subsidiary, except in the case of clause (ii), in the ordinary course of business and in a manner consistent with past practice;
          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interest;
          (d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interest;
          (e) except as required by the terms of any security as in effect on the date hereof and set forth in Section 5.1(e) of the Company Disclosure Schedule, amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire any of the Company’s securities, including shares of Company Common Stock, or any option, warrant or right, directly or indirectly, to acquire any such securities;
          (f) settle, pay or discharge any claim, suit or other action brought or threatened against the Company with respect to or arising out of any capital stock or other equity interest in the Company;
          (g) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any significant amount of assets, except pursuant to transactions between the Company and its Subsidiaries or between Subsidiaries; (ii) incur any funded indebtedness or issue any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances other than in the ordinary course of business and consistent with past practice and not in excess of $500,000; (iii) make any capital contributions to, or investments in, any other person, other than the Company or any direct or indirect Subsidiary of the Company; (iv) enter into any contract or agreement other than in the ordinary course of business and consistent with past practice; (v) authorize, or make any commitment with respect to aggregate capital expenditures of the Company and its Subsidiaries, taken together, in excess of $10,000,000 so long as such expenditures (other than any capital expenditure that does not exceed $100,000 individually or capital expenditures that exceed $250,000 in the aggregate) are contemplated by Section 5.1(g) of the Company Disclosure Schedule; or (vi) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.1(g);
          (h) (i) hire any additional employees, except to fill current vacancies or vacancies arising after the date of this Agreement and only if the expected total annual compensation for such person is no greater than $200,000, (ii) make any offers to any executive officer of an employment position, (iii) increase the compensation payable or to become payable or the benefits provided to its present or former directors, employees or executive officers, except for increases in salary or hourly wage rates in the ordinary course of business and consistent with past practice, (iv) grant any new or additional retention, severance or termination pay to, or enter into any new or additional employment, bonus, change of control or severance agreement with, any present or former director, officer or other employee of the Company or of any of its Subsidiaries, (v) establish, adopt, enter into, terminate or amend any Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, except as required by this Agreement or the Merger contemplated hereby, or as required by ERISA, the Code or to otherwise comply with applicable Law, (vi) loan or advance money or other property to any current or former director, officer or employee of the Company or any of its Subsidiaries or (vii) grant any equity or equity based awards (provided that equity awards may be transferred in accordance with the applicable plan document or agreement);
          (i) effectuate a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act (determined without regard to terminations of employment occurring on or after the Effective Time);
          (j) take any action, other than actions required to be taken in response to changes in GAAP or in Law after the date hereof, to change any accounting policies or procedures used by it (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable);
          (k) make, revoke or change any material Tax election or material method of Tax accounting, change any annual Tax accounting period, file any amended Tax Return (unless required by Law), enter into any closing agreement relating to a material amount of Taxes, settle or compromise any material liability with respect to Taxes or consent to any material claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment, surrender any right to claim a refund of Taxes or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

          (l) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $250,000 in any individual case or $500,000 in the aggregate, other than (i) in the ordinary course of business and consistent with past practice, or (ii) liabilities reflected or reserved against in the financial statements contained in the Company SEC Reports and such payment, discharge or satisfaction is made in accordance with the terms of such claim, liability or obligation as such terms exist on the date of this Agreement;
          (m) pay accounts payable, utilize cash, draw down on lines of credit, delay or accelerate capital expenditures, incur expenditures on research and development, other than in the ordinary course of business and consistent with past practice;
          (n) amend or modify in any material respect, or consent to the termination of, any Material Contract, or amend, waive or modify in any material respect, or consent to the termination of, the Company’s or any Subsidiary’s rights thereunder;
          (o) (i) abandon, sell, assign, or grant any security interest in or to any item of the Owned Intellectual Property, Licensed Intellectual Property or IP Agreements, (ii) grant to any third party any license, sublicense or covenant not to sue with respect to any Owned Intellectual Property or Licensed Intellectual Property, other than in the ordinary course of business consistent with past practice, (iii) develop, create or invent any Intellectual Property jointly with any third party (other than such joint development, creation or invention with a third party that is under contract, in progress or currently contemplated as of the date hereof), (iv) disclose, or allow to be disclosed, any confidential Owned Intellectual Property, unless such Owned Intellectual Property is subject to a confidentiality or non-disclosure covenant protecting against the further disclosure thereof, or (v) fail to perform or cause to be performed all applicable filings, recordings and other acts, and pay or caused to be paid all required fees and taxes, to maintain and protect its interest in each item of the Owned Intellectual Property and the Licensed Intellectual Property, except for those items shown in Section 3.12(a) of the Company Disclosure Schedule as abandoned;
          (p) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;
          (q) enter into any contract or agreement with any director or officer of the Company or any Subsidiary or any of their respective affiliates (including any immediate family member of such person) or any other affiliate of the Company or any Subsidiary;
          (r) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger and the Transactions) except for any such matters that occur with respect to any of the Subsidiaries listed on Schedule 5.1(r));
          (s) open any office in a new geographical territory, create any new business division or otherwise enter into any new line of business;
          (t) fail to continuously maintain in full force and effect its current Insurance Policies; or

          (u) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.
ARTICLE VI
ADDITIONAL AGREEMENTS
     Section 6.1 Stockholders’ Meeting. The Company, acting through the Company Board, shall (i) in accordance with applicable Law and the Company’s Certificate of Incorporation and By-laws, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following the date hereof, but no sooner than 20 business days following the date that the Proxy Statement is mailed to holders of Shares, for the purpose of considering and taking action on this Agreement and the Merger (the “Stockholders’ Meeting”) and (ii) (A) include in the Proxy Statement, and not subsequently withdraw or modify in any manner adverse to Merger Sub or Parent, the recommendation of the Company Board that the stockholders of the Company approve and adopt this Agreement, the Merger and the Transactions and (B) use its reasonable commercial efforts to obtain such approval and adoption. At the Stockholders’ Meeting, Parent and Merger Sub shall cause all Shares then beneficially owned by them and their subsidiaries and all other persons included among the Buying Parties to be voted in favor of the approval and adoption of this Agreement, the Merger and the Transactions.
     Section 6.2 Proxy Statement; Schedule 13E-3. The Company shall file as soon as reasonably practicable the Proxy Statement and the Schedule 13E-3 with the SEC under the Exchange Act in form and substance reasonably satisfactory to each of the Company, Parent and Merger Sub, and each shall use its reasonable commercial efforts to have the Proxy Statement cleared by the SEC as promptly as practicable. Parent, Merger Sub and the Company shall cooperate with each other in the preparation of the Proxy Statement and the Schedule 13E-3 and in responding to any comments of the SEC with respect to the Proxy Statement or the Schedule 13E-3 or any requests by the SEC for any amendment or supplement thereto or for additional information. Each of the Company, Parent and Merger Sub and their respective counsel shall have a reasonable opportunity to review and comment on (i) the Proxy Statement and the Schedule 13E-3, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to holders of Shares and (ii) all responses to requests for additional information and replies to comments from the SEC or the staff thereof prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Merger Sub agrees to use its reasonable commercial efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders’ Meeting at the earliest practicable time.
     Section 6.3 Access to Information; Confidentiality.
          (a) Subject to applicable Law and confidentiality agreements, including that certain confidentiality agreement dated June 27, 2005 between Parent and the Company (the “Confidentiality Agreement”), from the date of this Agreement until the Effective Time, the Company shall (and shall cause its Subsidiaries to): (i) provide to Parent and Parent’s Representatives access, during normal business hours and upon reasonable notice by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof, (ii) furnish to Parent all monthly and quarterly statements of revenue and expense, earnings, sales, trial balances and such other similar statements as are regularly and customarily provided to senior management of the Company promptly following delivery to such senior management and (iii) furnish promptly to Parent such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as Parent or its Representatives may reasonably request.
          (b) Each party shall, and shall cause its affiliates and Representatives to, (i) comply with the Confidentiality Agreement as if a party thereto and (ii) hold in strict confidence as Evaluation Material (as defined in the Confidentiality Agreement) all nonpublic documents and information furnished or made available by one party to the other(s) and their respective affiliates and Representatives.
          (c) No investigation pursuant to this Section 6.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto or any condition to the Offer.
     Section 6.4 No Solicitation of Competing Transactions.
          (a) The Company agrees that neither it nor any Subsidiary nor any Representative of it or any Subsidiary will, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action for the purpose of facilitating, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), or (ii) enter into, participate in or maintain or continue discussions or negotiations with any person or entity for the purpose of facilitating such inquiries or to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or other contract, agreement or commitment providing for or otherwise relating to any Competing Transaction, or (iv) authorize or permit any Representative of the Company or any of its Subsidiaries to take any such action. The Company shall notify Parent as promptly as practicable (and in any event within one business day) after the Company receives any oral or written proposal or offer or any inquiry or contact with any person regarding a potential proposal or offer regarding a Competing Transaction, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer (including material amendments or proposed material amendments). The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction and shall request any such parties in possession of confidential information about the Company or its Subsidiaries that was furnished by or on behalf of the Company or its Subsidiaries to return or destroy all such information in the possession of any such party or in the possession of any Representative of any such party. The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

          (b) Notwithstanding anything to the contrary in this Section 6.4, the Company Board may furnish information to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction, and the Company Board has (i) determined, in its good faith judgment (after consulting with its financial advisor), that such proposal or offer constitutes or would be reasonably expected to lead to a Superior Proposal (as defined below), (ii) determined, in its good faith judgment after consulting with its outside legal counsel (who may be the Company’s regularly engaged outside legal counsel), that, in light of such proposal or offer, the failure to furnish such information or enter into discussions would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such person prior to taking any such action and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement), except that such confidentiality agreement may permit such person to share Evaluation Material (as defined in the Confidentiality Agreement) with its financing sources; provided that such financing sources shall be bound by the terms thereof.
          (c) Except as set forth in this Section 6.4(c) and subject to Section 8.1(e), neither the Company Board nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board or any such committee of this Agreement or the Merger (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction (except for a confidentiality agreement as provided in Section 6.4(b) above). Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment at any time prior to the approval of the Merger by the holders of Shares after consulting with outside legal counsel (who may be the Company’s regularly engaged outside legal counsel), that the failure to make a Change in the Company Recommendation would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, the Company Board may make a Change in the Company Recommendation and/or recommend a Superior Proposal, but only (i) after providing written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions (including material amendments or proposed material amendments) of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and (ii) if Parent does not, prior to five days after Parent’s receipt of the Notice of Superior Proposal make an offer that the Company Board determines, in its good faith judgment (after consulting with its financial advisor) to be at least as favorable to the Company’s stockholders as such Superior Proposal. Any disclosure that the Company Board may be compelled to make with respect to the receipt of a proposal or offer for a Competing Transaction or otherwise in order to comply with its fiduciary duties under applicable Law or Rule 14d-9 or 14e-2, will not constitute a violation of this Agreement.

          (d) A “Competing Transaction” means any of the following (other than the Merger): (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Subsidiary; (ii) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Company or of any Subsidiary; (iii) any sale, exchange, transfer or other disposition in which the Company or any Subsidiary participates (including by way of redeeming the Rights or taking any action to comply with Section 203 of the DGCL, but excluding typical stock transfer functions) and which results in any person beneficially owning more than 25% of any class of equity securities of the Company or of any Subsidiary; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning more than 25% of any class of equity securities of the Company or of any Subsidiary; or (v) any transaction in which the Company participates which would result in any person owning 25% or more of the fair market value on a consolidated basis of the assets (including, without limitation, the capital stock or other equity interests of Subsidiaries) of the Company and its Subsidiaries immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a Subsidiary or otherwise).
          (e) A “Superior Proposal” means an unsolicited written bona fide offer made by a third party with respect to a Competing Transaction (except that for purposes of this definition all percentages included in the definition of “Competing Transaction” shall be raised to 50%), in each case on terms that the Company Board determines, in its good faith judgment (after consulting with its financial advisor) and taking into account all legal, financial, regulatory and other aspects of the offer that it deems relevant, to be more favorable to the Company’s stockholders than the Merger and the Transactions, is reasonably capable of being completed and for which financing, to the extent it is a condition of such offer, is then committed; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if any financing on which the offer is conditioned is not committed and is not likely in the good faith judgment of the Company Board (after having received the advice of its financial advisor) to be obtained by such third party on a basis the Company Board deems timely.
     Section 6.5 Employee Benefits Matters.
          (a) On and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their terms all employment agreements and all bonus, retention and severance obligations, of the Company or any Subsidiary, all of which are listed in Section 6.5(a) of the Company Disclosure Schedule, except as may otherwise be agreed to by the parties thereto, and the Company or Parent shall pay at the Effective Time to the applicable officers and employees listed in said Section 6.5(a) of the Company Disclosure Schedule, any amounts with respect to such agreements and obligations that are payable by their terms at the Effective Time or upon consummation of the Merger.
          (b) For a period of one (1) year following the Closing, Parent shall cause the Surviving Corporation to provide substantially similar employee benefits in the aggregate to the benefits provided under the Plans set forth in Schedule 3.10(a) (which have not been terminated prior to the Closing with the exception of any equity compensation programs, foreign retirement programs and the Supplemental Executive Retirement Plan). Parent shall, and shall cause the Surviving Corporation to, treat, and cause the applicable benefit plans to treat, the service of the employees of the Company and the Subsidiaries who remain employed by Parent, Merger Sub or their subsidiaries after the Effective Time (the “Company Employees”) with the Company or the Subsidiaries attributable to any period before the Effective Time as service rendered to Parent or the Surviving Corporation for purposes of eligibility to participate, vesting and for other appropriate benefits, including, but not limited to, applicability of minimum waiting periods for participation, but excluding benefit accrual under any defined benefit pension plan. Without limiting the foregoing, Parent shall not, and shall cause the Surviving Corporation to not, treat any Company Employee as a “new” employee for purposes of any exclusions under any health or similar plan of Parent or the Surviving Corporation for a pre-existing medical condition, and any deductibles and co-pays paid under any of the Company’s or any of the Subsidiaries’ health plans shall be credited towards deductibles and co-pays under the health plans of Parent or the Surviving Corporation. Without limiting the foregoing, with respect to any welfare benefit plans maintained by Parent or the Surviving Corporation for the benefit of Company Employees on and after the Closing Date, Parent shall, and shall cause the Surviving Corporation to, (i) cause there to be waived any eligibility requirements or pre-existing condition limitations to the same extent waived under comparable plans maintained by the Company or its Subsidiaries and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, amounts paid by such Company Employees with respect to similar plans maintained by the Company or its Subsidiaries.
          (c) After the Effective Time, Parent shall cause the Surviving Corporation to honor all obligations which accrued prior to the Effective Time under the Plans.
          (d) The parties hereto acknowledge and agree that all provisions contained in this Section 6.5 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other person, including, without limitation, any employees, former employees, any participant in any Plan or any beneficiary thereof or (ii) to continued employment with the Company or any of its Subsidiaries or Purchaser. After the Effective Time, nothing contained in this Section 6.5 shall interfere with Purchaser’s right to amend, modify or terminate any Plan (subject to the provisions of Section 6.5(a) above) or to terminate the employment of any employee of the Company or its Subsidiaries for any reason.
     Section 6.6 Directors’ and Officers’ Indemnification and Insurance.
          (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of the Company or any Subsidiary (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer, employee, fiduciary or agent of the Company or any Subsidiary, or is or was serving at the request of the Company or any Subsidiary as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the negotiation, execution or performance of this Agreement, any agreement or document contemplated hereby or delivered in connection herewith, or any of the transactions contemplated hereby, or thereby whether in any case asserted or arising at or before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that the Company shall indemnify and hold harmless, and for six years after the Effective Time, the Surviving Corporation and Parent shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), (A) the Company, and the Surviving Corporation and Parent for six years after the Effective Time, shall promptly pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by law, (B) the Indemnified Parties may retain counsel satisfactory to them, and the Company, Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties within 30 days after statements therefor are received, and (C) the Company, Parent and the Surviving Corporation will use their respective reasonable best efforts to assist in the vigorous defense of any such matter; provided, however, that none of the Company, the Surviving Corporation or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed); provided, further, that the Company, the Surviving Corporation and Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non appealable, that indemnification by such entities of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 6.6(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Company and, after the Effective Time, the Surviving Corporation and Parent thereof; provided that the failure to so notify shall not affect the obligations of the Company, the Surviving Corporation and Parent except to the extent, if any, such failure to promptly notify materially prejudices such party.
          (b) Parent and Merger Sub each agree that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director, officer, employee, fiduciary and agent of the Company and the Subsidiaries provided for in the respective charters or bylaws (or other applicable organizational documents) or otherwise in effect as of the date hereof shall continue in full force and effect for a period of three years from the Effective Time; provided, however, that all rights to indemnification in respect of any claims (each a “Claim”) asserted or made within such period shall continue until the disposition of such Claim. From and after the Effective Time, Parent and Merger Sub each also agree to indemnify and hold harmless the present and former officers and directors of the Company and the Subsidiaries in respect of acts or omissions occurring prior to the Effective Time to the extent provided in any written indemnification agreements between the Company and/or one or more Subsidiaries and such officers and directors as listed in Section 6.6(b) of the Company Disclosure Schedule.
          (c) Prior to the Effective Time, the Company shall purchase a noncancelable extended and reporting period endoresement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers in the same form as presently maintained by the Company, which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company; provided, however, that the Company shall not without Parent’s prior written consent obtain coverage under such a policy in excess of the amount that can be obtained for a cost equal to 200% of the current annual premiums paid by the Company for the current coverage period.
          (d) The obligations under this Section 6.6 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.6 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnities to whom this Section 6.6 applies shall be third party beneficiaries of this Section 6.6 and shall be entitled to enforce the covenants contained herein).
          (e) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.6.
     Section 6.7 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which could be reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, (b) any failure of the Company, Parent or Merger Sub, as the case may be, to comply in any material respect with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder, (c) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions and (d) the occurrence of any event, development or circumstance which is known (or knowable following a reasonable investigation) to the Company or Parent, as the case may be, which has had or would be reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not limit or otherwise affect the remedies available hereunder to the party giving or receiving such notice; and provided further that the failure to give such notice shall not be a breach of covenant for the purposes of Section 7.2(b) or 7.3(b) or affect the rights and remedies of the party obligated to give any notice pursuant to clause (c) of this Section 6.7 unless the failure to give such notice results in material prejudice to the other party.
     Section 6.8 Further Action; Reasonable Commercial Efforts.
          (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act or other applicable foreign, federal or state antitrust, competition or fair trade Laws with respect to the Merger and the Transactions and (ii) use its reasonable commercial efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Merger and the Transactions, including, without limitation, using its reasonable commercial efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Merger and the Transactions and to fulfill the conditions to the Merger and the Transactions; provided that neither Merger Sub nor Parent will be required by this Section 6.8 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (x) requires the divestiture of any assets of any of Merger Sub, Parent, the Company or any of their respective subsidiaries or (y) limits Parent’s freedom of action with respect to, or its ability to retain, the Company and the Subsidiaries or any portion thereof or any of Parent’s or its affiliates’ other assets or businesses. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable commercial efforts to take all such action.
          (b) The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers, employees and advisers to provide, such cooperation as is reasonably necessary in connection with the arrangement of any financing to be consummated contemporaneously with or at or after the Effective Time in respect of the Merger and the Transactions, including (i) participation in meetings, due diligence sessions and road shows, (ii) the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, (iii) the execution and delivery of any commitment or financing letters, solvency certificates, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents and comfort letters and consents of accountants as may be reasonably requested by Merger Sub and taking such other actions as are reasonably required to be taken by the Company in connection with the Financing. Merger Sub agrees that the payment of any fees by the Company in connection with the Financing, other than pursuant to Section 8.3, shall be subject to the occurrence of the Merger. Notwithstanding the foregoing of this Section 6.8(b), (A) the terms and conditions of any of the agreements and other documents referred to in clause (iii) shall be consistent with the terms and conditions of the Financing contemplated by Section 4.4 (or any alternate commitment letter contemplated by Section 6.9(c)), (B) the Company shall be given a reasonable amount of time to review and comment on the terms and conditions of any of the agreements and other documents set forth in clause (iii) prior to the execution of those documents, (C) the terms and conditions of such Financing may not require the payment of any commitment or other fees by the Company or any of its Subsidiaries, or the incurrence of any liabilities by the Company or any of its Subsidiaries, prior to the Effective Time and the obligation to make any such payment shall be subject to the occurrence of the Merger, (D) the Company shall not be required to provide any such assistance which would interfere unreasonably with the business or operations of the Company or its Subsidiaries, and (E) the Company shall not be required to call for prepayment or redemption, or to prepay, redeem and/or renegotiate, as the case may be, any then existing indebtedness of the Company, except to the extent necessary such that the Debt Financing will not cause a default under, breach or conflict with any of the terms of such existing indebtedness.

     Section 6.9 Financing Arrangements.
          (a) Parent and Merger Sub shall, at their expense, use their reasonable commercial efforts to (i) fully satisfy, on a timely basis, all terms, conditions, representations and warranties set forth in the Commitment Letters and (ii) enforce their rights under the Commitment Letters. The Parent will use reasonable commercial efforts (including, without limitation, not to amend the Equity Commitment Letter in a manner that would be reasonably likely to result in a failure of any condition to the Debt Financing pursuant to the Debt Commitment Letter) to enter into definitive agreements with respect to the Financing contemplated by the Commitment Letters as soon as reasonably practicable on terms and conditions no less favorable to the Parent in the aggregate than the Commitment Letters and on such other terms and conditions as shall be satisfactory to the Parent.
          (b) At the Company’s request, the Parent shall keep the Company reasonably informed with respect to all material activity concerning the status of the Financing and shall give the Company prompt notice of any material adverse change with respect to such Financing. Without limiting the foregoing, the Parent agrees to notify the Company promptly, and in any event within two (2) Business Days, if at any time prior to the Effective Time (i) any Commitment Letter shall expire or be terminated for any reason or (ii) any financing source that is a party to any Commitment Letter notifies the Parent that such source no longer intends to provide financing to the Parent on the material terms set forth therein. The Parent shall not amend or alter, or agree to amend or alter, any Debt Commitment Letter in any manner that would materially impair or delay or prevent the transactions contemplated by this Agreement without the prior written consent of the Company.
          (c) If any Commitment Letter shall be terminated or modified in a manner materially adverse to the Parent for any reason, the Parent shall use its reasonable commercial efforts to obtain, and, if obtained, will provide the Company with a copy of, an alternate financing commitment that provides for at least the same amount of financing as such Commitment Letter as originally issued; provided that the terms and conditions of such alternate financing are not less favorable to Parent than those contemplated by the applicable Debt Commitment Letter (including, with respect to the Debt Commitment Letter, having interest rates, fees, repayment obligations and other financial terms that are no less favorable to the Parent than those set forth in the Debt Commitment Letter).
          (d) Prior to the Effective Time, Parent shall deliver, or cause to be delivered, to the Company and the Company’s board of directors a counterpart of any solvency opinion, solvency certificate or document of similar import (each, a “Solvency Letter”) delivered to JPMorgan or any alternate debt financing source, with any such Solvency Letter being expressly addressed to such persons or being in such form and manner as may be required for such Persons to be entitled to rely on such Solvency Letter in the same manner as if such Solvency Letter had been addressed to such Persons.
     Section 6.10 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of the Nasdaq, each of Parent and the Company shall each use its reasonable commercial efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger.
ARTICLE VII
CONDITIONS TO THE MERGER
     Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of each of the following conditions:
          (a) Company Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite affirmative vote of the stockholders of the Company in accordance with, and to the extent required by, the DGCL and the Company’s Certificate of Incorporation.
          (b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award that is then in effect and has the effect of making the Merger illegal or otherwise restricting, preventing or prohibiting consummation of the Merger; provided, however, that the parties hereto shall use their reasonable commercial efforts to have any such restraint vacated.
          (c) Antitrust Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act or any other applicable foreign, federal or state antitrust, competition or fair trade Law shall have expired or been terminated or received.
     Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (where permissible) by Parent at or prior to the Effective Time of each of the following conditions.
          (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall have been true and correct when made and shall be true and correct at and as of the Effective Time as if made at and as of the Effective Time and each of such representations and warranties that is not so qualified shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time, in each case except as contemplated or permitted by this Agreement; and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.
          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.
          (c) Consents Under Agreements. The Company shall have obtained the consent or approval of each person whose consent or approval shall be required under any contract to which the Company or any of its Subsidiaries is a party, except those for which the failure to obtain such consent or approval is not reasonably likely to have a Company Material Adverse Effect.
          (d) Governmental Consents. The Company shall have obtained or made all consents, approvals, authorizations, permits, filings or notifications set forth in Section 3.5(b) of the Company Disclosure Schedule.
          (e) Financing. The Parent or Merger Sub shall have received the proceeds of the Financing contemplated by the Debt Commitment Letter in an amount not less than the amount set forth in the Debt Commitment Letter and otherwise on the terms and conditions as set forth therein or upon terms and conditions which are, in the reasonable judgment of the Parent and Merger Sub, substantially equivalent thereto; provided, however, that if (i) the funding under the Equity Commitment Letter has not occurred, and (ii) the only condition under the definitive documents contemplated by the Debt Commitment Letter that is not satisfied is the funding under the Equity Commitment Letter, then the condition under this Section 7.2(e) shall be deemed satisfied or waived.
     Section 7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver (where applicable) by the Company at or prior to the Effective Time of each of the following conditions:
          (a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement that is qualified by materiality shall have been true and correct when made and shall be true and correct at and as of the Effective Time as if made at and as of the Effective Time and each of such representations and warranties that is not so qualified shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time, in each case except as contemplated or permitted by this Agreement; and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer.
          (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer to such effect.
          (c) Consents Under Agreements. Parent shall have obtained the consent or approval of each person whose consent or approval shall be required in order to consummate the transactions contemplated by this Agreement under any contract to which Parent or its Subsidiaries is a party, except those for which failure to obtain such consents and approvals is not reasonably likely to have a Parent Material Adverse Effect.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
     Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of the Company, as follows:
          (a) by mutual written consent of Parent, Merger Sub and the Company;
          (b) by the Company, on one hand, or Parent or Merger Sub, on the other hand, by written notice to the other:
     (i) if, upon a vote at the Stockholder’s Meeting (or any adjournment or postponement thereof), the stockholders of the Company do not approve this Agreement and the Merger;
     (ii) if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits the consumption of the Merger, and such injunction shall have become final and non-appealable; or
     (iii) if the consummation of the Merger shall not have occurred on or before July 15, 2006 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any party whose breach of one or more representations or warranties contained in this Agreement or whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date.
          (c) by written notice from Parent to the Company, if the Company (i) breaches in any material respect any of its representations or warranties contained in this Agreement, or (ii) breaches or fails to perform in any material respect any of its covenants contained in this Agreement, in any event which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and such condition is incapable of being satisfied by the Drop Dead Date;
          (d) by written notice from the Company to Parent, if Parent or Merger Sub (i) breaches in any material respect any of its representations or warranties contained in this Agreement, or (ii) fails to perform in any material respect any of its covenants contained in this Agreement, in any event which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and such condition is incapable of being satisfied by the Drop Dead Date;
          (e) by written notice from the Company to Parent, in connection with entering into a definitive agreement to effect a Superior Proposal in accordance with Section 6.4; provided, however, that (i) prior to terminating this Agreement pursuant to this Section 8.1(e), the Company shall have provided Parent with at least 48 hours prior written notice of the Company’s decision to so terminate, (ii) such termination shall not be effective until such time as the payment of the Fee shall have been made by the Company and (iii) the Company’s right to terminate this Agreement under this Section 8.1(e) shall not be available if the Company is then in material breach of Section 6.4. Such notice shall indicate in reasonable detail the material terms and conditions of such Superior Proposal, including the amount and form of the proposed consideration and whether such Superior Proposal is subject to any material conditions; or
          (f) by written notice of Parent or Merger Sub to the Company, if (i) the Company Board shall (A) fail to include a recommendation in the Proxy Statement that the stockholders of the Company vote in favor of this Agreement and the Merger, (B) withdraw, modify or change, or propose or announce any intention to withdraw, modify or change, in a manner material and adverse to Parent or Merger Sub, such recommendation, (C) approve or recommend, or announce any intention to approve or recommend, any Competing Transaction, or (D) approve or recommend that the Company stockholders tender, or otherwise fail to recommend the Company stockholders not to tender, their Shares in any tender or exchange offer that is a Competing Transaction; (ii) the Company Board or any other duly authorized committee of the Company Board shall approve a resolution or agree to do any of the matters set forth in the immediately foregoing clause (i); or (iii) any person or group (other than Parent, Merger Sub or their affiliates) acquires beneficial ownership of a majority of the outstanding Shares.
     Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except (a) as set forth in Section 8.3 and (b) nothing herein shall relieve any party from liability for any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination; provided, however, that the terms of Sections 6.3(b) and (c) shall survive any termination of this Agreement.
     Section 8.3 Fees and Expenses.
          (a) Except as set forth in this Section 8.3, all Expenses (as defined below) incurred in connection with this Agreement and the Merger shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction is consummated. “Expenses,” as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, auditors, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of proxies, the filing of any required notices under the HSR Act or other similar regulations and all other matters related to consummation of the Merger and the Transactions.
          (b) If this Agreement is terminated by the Company pursuant to Section 8.1(e), or by Parent or Merger Sub pursuant to Section 8.1(f), then the Company shall pay to Parent promptly (but in any event no later than one business day after the first of such events shall have occurred) a fee of $8,250,000 plus all of its Expenses (but not in excess of $1,000,000) (the “Fee”), which amount shall be payable in immediately available funds.

          (c) If a Competing Transaction is commenced, publicly disclosed, publicly proposed or otherwise communicated to the Company at any time on or after the date of this Agreement and prior to the termination of this Agreement and thereafter the Company terminates this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) and thereafter, within twelve months of the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, any such Competing Transaction, then the Company shall pay to Parent an amount equal to the Fee, less any amount previously paid or due to Merger Sub pursuant to paragraph (d) of this Section 8.3 in respect of Expenses.
          (d) The Company shall (provided that Merger Sub or Parent is not then in material breach of its obligations under this Agreement) promptly following the termination of this Agreement in accordance with Section 8.1(c), but in no event later than one business day following written notice thereof, together with reasonable supporting documentation, reimburse Merger Sub and Parent for all of their Expenses (but not in excess of $1,000,000).
          (e) The Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Fee or any Expenses when due, the term “Expenses” shall be deemed to include the costs and expenses actually incurred or accrued by Parent, to the extent such accrued expenses are, in fact, paid (including, without limitation, reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.3. Payment of the fees and expenses described in this Section 8.3 shall not be in lieu of any damages incurred in the event of willful breach of this Agreement.
     Section 8.4 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement and the Merger by the stockholders of the Company, no amendment may be made that would require further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
     Section 8.5 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No such extension or waiver shall be deemed or construed as a continuing extension or waiver on any occasion other than the one on which such extension or waiver was granted or as an extension or waiver with respect to any provision of this Agreement not expressly identified in such extension or waiver on the same or any other occasion.
ARTICLE IX
GENERAL PROVISIONS
     Section 9.1 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that the covenants and agreements set forth in Articles I and II and Sections 6.3(b), 6.5, 6.6, 6.8, 6.10, 8.3, Article IX and any other covenant or agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time.
     Section 9.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.1):

if to Parent or Merger Sub:	Perseus Holding Corp.
c/o Prides Capital Partners, LLC
44 Montgomery Street
Suite 860
San Francisco, California 94104
Facsimile No.: (415) 946-1482
Attention: Murray Indick

with a copy to:	Simpson Thacher & Bartlett LLP
3330 Hillview Avenue
Palo Alto, California 94304
Facsimile No.: 650-251-5002
Attention: Michael Nooney, Esq.

if to the Company:	Pegasus Solutions, Inc.
Campbell Centre 1
8350 North Central Expressway, Suite 1900
Dallas, Texas 75206
Facsimile No.: (214) 234-4029
Attention: John F. Davis, III

with a copy to:	Locke Liddell & Sapp LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
Facsimile No.: (214) 740-8800
Attention: Whit Roberts
     Section 9.3 Certain Definitions.
          (a) For purposes of this Agreement:
     (i) “affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

     (ii) “beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.
     (iii) “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.
     (iv) “Code” means the United States Internal Revenue Code of 1986, as amended.
     (v) “Company Material Adverse Effect” means any event, circumstance, change or effect, that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to be materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Company and the Subsidiaries taken as a whole or (ii) the ability of the Company to consummate the Merger or the Transactions; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (A) changes in general economic conditions that do not have a materially disproportionate effect (relative to other industry participants) on the Company or its Subsidiaries, (B) general changes in the industries in which the Company and the Subsidiaries operate, except those events, circumstances, changes or effects that adversely affect the Company and its Subsidiaries to a greater extent than they affect other entities operating in such industries, (C) changes in the trading price of the Shares between the date hereof and the Effective Time (it being understood that any fact or development giving rise to or contributing to such change in the trading price of the Shares may be the cause of a Company Material Adverse Effect) or (D) changes in Law or GAAP.
     (vi) “Company Restricted Stock Award” means each Share outstanding immediately prior to the Effective Time that is subject to a repurchase option, risk of forfeiture or other condition under the Company Stock Option Plans or any applicable restricted stock purchase agreement or other agreement with the Company.
     (vii) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.
     (viii) “Environmental Laws” means any United States federal, state, local or foreign laws (including, without limitation, common law), rules, orders, statutes, ordinances, codes, decrees, regulations or other legally enforceable requirement relating to pollution or protection of the environment, human health, or natural resources, including, without limitation the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. Sections 9601 et seq. (“CERCLA”), and the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901 et seq. (“RCRA”).

     (ix) “Environmental Report” means any report, study, assessment, audit, or other similar document that addresses any material issue of actual or potential noncompliance with, actual or potential liability under or cost arising out of, or actual or potential impact on business in connection with, any Environmental Law or any proposed or anticipated change in or addition to any Environmental Law.
     (x) “Hazardous Substances” means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants, molds, radioactivity, and any other hazardous or toxic substances, chemicals, wastes and pollutants defined in, regulated under, or that could reasonably expected to give rise to liability under any Environmental Law, including, without limitation, RCRA hazardous wastes and CERCLA hazardous substances.
     (xi) “Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States of America or any other jurisdiction (i) patents, patent applications and statutory invention registrations (including continuation, divisional, continuation-in-part, reexamination and reissue patent applications, and any patents issuing therefrom), and rights in respect of utility models or industrial designs, (ii) Trademarks, (iii) copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation, including registrations and applications for registration thereof, (iv) Software and (v) confidential and proprietary information, including trade secrets, know-how, technology, processes, products and methods.
     (xii) “IP Agreements” means all Material Contracts to which the Company or a Subsidiary is a party governing (i) licenses of Intellectual Property by third parties to the Company or a Subsidiary (the “In-Bound IP Agreements”), (ii) licenses of Intellectual Property by the Company or Subsidiary to third parties (the “Out-Bound IP Agreements”), (iii) the rights between the Company or a Subsidiary and third parties relating to the development, ownership or use of Intellectual Property and (iv) or the right to manufacture, sell or distribute any product or process of the Company or a Subsidiary or a third party.
     (xiii) “Joint Venture” means, with respect to any person, any corporation limited liability company, partnership or other entity (including a division or line of business of such entity) (A) of which such person and/or any of its subsidiaries beneficially owns a portion of the equity interests that is insufficient to make such entity a subsidiary of such person, and (B) that is engaged in the same business as such person or its subsidiaries or in a related or complementary business.
     (xiv) “knowledge of the Company” and the “Company’s knowledge” and words of similar import mean the actual knowledge, after due inquiry, of any executive officer of the Company, including due inquiry of the appropriate employees of its Subsidiaries.

     (xv) “Licensed Intellectual Property” means all Intellectual Property licensed to the Company or a Subsidiary pursuant to the IP Agreements.
     (xvi) “Owned Intellectual Property” means all Intellectual Property owned by the Company and its Subsidiaries.
     (xvii) “Parent Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to be materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of Parent and its subsidiaries taken as a whole or (ii) the ability of Parent to consummate the Merger and the Transactions; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (x) changes in general economic conditions that do not have a materially disproportionate effect (relative to other industry participants) on Parent or its subsidiaries, (y) general changes in the industries in which Parent and its subsidiaries operate, except those events, circumstances, changes or effects that adversely affect Parent and its subsidiaries to a greater extent than they affect other entities operating in such industries or (z) changes in Law or GAAP.
     (xviii) “person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
     (xix) “Representative” means, with respect to any person, such person’s officers, directors, employees, accountants, auditors, attorneys, consultants, legal counsel, agents, investment banker, financial advisor and other representatives.
     (xx) “Software” means computer software and programs in any form, including source code, object code, encryption keys and other security features, all versions, conversions, updates, patches, corrections, enhancements and modifications thereof and all related documentation, developer notes, comments and annotations thereto.
     (xxi) “subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means any corporation, limited liability company, partnership or other entity (including joint ventures) that is an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.
     (xxii) “Tax Returns” means any return, declaration, report, election, claim for refund or information return or other statement, form or disclosure relating to, filed or required to be filed with any Governmental Authority or taxing authority, including any schedule or attachment thereto, and including any amendment thereof.
     (xxiii) “Taxes” shall mean (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges, (b) any liability for the payment of Tax as a result of membership in any consolidated, affiliated, combined or unitary group of corporations with respect to which the Company or any Subsidiary is or has been a member on or prior to the date of the Effective Time and (c) any transferee or secondary liability in respect of any Tax (whether imposed by Law or contractual arrangement).
     (xxiv) “Trademarks” means trademarks, service marks, domain name registrations, trade dress, logos, and other source identifiers, including registrations and applications for registration thereof.
          (b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location
Action	Section 3.9
Agreement	Preamble
Buying Party	Preamble
Certificate of Merger	Section 1.2
Certificates	Section 2.5(b)
Change in the Company Recommendation	Section 6.4(c)
Claim	Section 6.6(b)
Commitment Letters	Section 4.4(b)
Company	Preamble
Company Board	Section 3.4
Company Common Stock	Section 3.3(a)
Company Disclosure Schedule	Section 3.1(b)
Company Employees	Section 3.10(a)
Company Permits	Section 3.6(a)
Company Preferred Stock	Section 3.3(a)
Company Restricted Stock Award	Section 2.2(c)
Company Rights Agreement	Section 3.15
Company SEC Reports	Section 3.7(a)
Company Stock Awards	Section 3.3(a)
Company Stock Option	Section 2.2(a)
Company Stock Option Plans	Section 2.2(a)
Competing Transaction	Section 6.4(d)
Confidentiality Agreement	Section 6.3(a)
Debt Commitment Letter	Section 4.4(a)
Debt Financing	Section 4.4(a)
DGCL	Recitals
Dissenting Shares	Section 2.4(a)
Drop Dead Date	Section 8.1(b)(iii)

Defined Term	Location
Effective Time	Section 1.2
Environmental Permits	Section 3.14
Equity Commitment Agreement	Section 4.4(b)
Equity Financing	Section 4.4(b)
ERISA	Section 3.10(a)
ESPP	Section 2.3
ESPP Date	Section 2.3
Exchange Act	Section 3.5(b)
Exchange Agent	Section 2.5(a)
Exchange Fund	Section 2.5(a)
Expenses	Section 8.3(a)
Fairness Opinion	Section 3.18
FCPA	Section 3.6(b)
Fee	Section 8.3(b)
Financing	Section 4.4(b)
GAAP	Section 3.7(b)
Governmental Authority	Section 3.5(b)
HSR Act	Section 3.5(b)
Indemnified Party	Section 6.6(a)
Insurance Policies	Section 3.21
IRS	Section 3.10(e)
Latest Balance Sheet	Section 3.7(c)
Law	Section 3.5(a)
Merger	Recitals
Merger Consideration	Recitals
Merger Sub	Preamble
Multiemployer Plan	Section 3.10(c)
Multiple Employer Plan	Section 3.10(c)
Non-U.S. Benefit Plan	Section 3.10(i)
Notice of Superior Proposal	Section 6.4(c)
Parent	Preamble
Plans	Section 3.10(a)
Proxy Statement	Section 3.17
Rights	Section 3.15
SEC	Section 3.7(a)
Schedule 13E-3	Section 3.17
Securities Act	Section 3.7(a)
Shares	Recitals
Stockholders	Recitals
Stockholders’ Meeting	Section 6.1(a)
Subsidiary	Section 2.2(a)
Superior Proposal	Section 6.4(e)
Surviving Corporation	Section 1.1
Transactions	Section 3.4
WARN Act	Section 3.10(h)

     Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.
     Section 9.5 Entire Agreement; Assignment. This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any affiliate of Parent; provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.
     Section 9.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than as set forth in Section 6.6.
     Section 9.7 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.
     Section 9.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Chancery Court of the State of Delaware (or other appropriate state court in the State of Delaware or any federal court sitting in the State of Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of any such state or federal court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Merger may not be enforced in or by any of the above-named courts.
     Section 9.9 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 9.10 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
     Section 9.11 Company Disclosure Schedule. Disclosures included in the Company Disclosure Schedule shall be considered made for purposes of all other sections of the Company Disclosure Schedule to the extent that the relevance of any disclosure to any such other section of the Disclosure Schedule is reasonably apparent and to the extent that such fact or combination of facts has been disclosed in sufficient detail to put a reasonable person on notice of the relevance of the facts or circumstances so disclosed. The inclusion of any item in any Section of the Company Disclosure Schedule (i) does not represent a determination by the Company that such item is “material” and (ii) does not represent a determination by the Company that such item did not arise in the ordinary course of business.
[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PERSEUS HOLDING CORP.
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	President

406 ACQUISITION CORP.
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	President

PEGASUS SOLUTIONS, INC.
By:	/s/ John F. Davis III
	Name:	John F. Davis III
	Title:	Chairman of the Board and Chief Executive Officer

Exhibit C
EXECUTION COPY
CONTRIBUTION AND VOTING AGREEMENT
     CONTRIBUTION AND VOTING AGREEMENT, dated as of December 19, 2005 (this “Agreement”), among Perseus Holding Corp., a Delaware corporation (“Parent”), 406 Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Prides 406 Co-Invest, L.P., a Delaware partnership (“Prides Co-Invest”), Prides Capital Fund I, L.P., a Delaware limited partnership (“Prides Fund” and together with Prides Co-Invest and each of their respective permitted assigns as provided herein, the “Investors”). Unless expressly provided otherwise in this Agreement, capitalized terms defined in the Merger Agreement when used in this Agreement shall have the same meanings set forth in the Merger Agreement (defined below).
     WHEREAS, simultaneously with the execution of this Agreement, Parent and Merger Sub have entered into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), with Pegasus Solutions, Inc., a Delaware corporation (the “Company”), pursuant to which and subject to the terms and conditions thereof, Merger Sub shall merge with and into the Company (the “Merger”), such that the Company shall thereafter be a wholly owned subsidiary of Parent;
     WHEREAS, in connection with the consummation of the Merger and the receipt by the Investors of common stock of Parent, each of the Investors shall, at the request of Prides Capital Partners LLC, become parties to a stockholders’ agreement containing the terms set forth in the term sheet attached hereto as Exhibit A and such other customary terms as the parties thereto shall agree (the “Stockholders’ Agreement”);
     WHEREAS, in connection with the execution of the Merger Agreement, Merger Sub has received certain financing agreements and documents from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (collectively, “JPMorgan”) with respect to the provision of debt financing to effect the Merger (the “Debt Financing Documents”); and
     WHEREAS, the parties hereto desire to make certain agreements, representations, warranties and covenants in connection with the Merger, the Merger Agreement, the Stockholders’ Agreement, the Debt Financing Documents and the transactions contemplated hereby and thereby (collectively, the “Transactions”).
     NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the parties hereto do hereby agree as follows:
I CONTRIBUTIONS
     1.1. Prides Fund Contribution. At the Contribution Closing (as defined below), on the terms and subject to the conditions of this Agreement, Prides Fund hereby agrees to (i) transfer and deliver to Parent 2,066,445 shares of common stock, par value $.01 per share (the “Company Common Stock”), of the Company (the “Prides Fund Stock Contribution”), and (ii) make an aggregate cash contribution to Parent of approximately $49,750,000 in immediately available funds to an account of Parent (the “Prides Fund Cash Contribution,” and together with the Prides Fund Stock Contribution, the “Prides Fund Contribution”). In exchange for the Prides Fund

Contribution, Parent hereby agrees to issue to Prides Fund at the Contribution Closing such number of shares of Common Stock, par value $.01 per share (“Parent Common Stock”) as will equal the Prides Fund’s pro rata portion of the total number of shares of Parent Common Stock outstanding immediately after the Contribution Closing. For the purposes of this Section 1.1, the value of the Prides Fund Stock Contribution shall be calculated assuming that each share of Company Common Stock has a value of $9.50 per share. The shares of Parent Common Stock being issued to Prides Fund in accordance with this Section 1.1 are referred to as the “Prides Fund Shares”.
     1.2. At the Contribution Closing (as defined below), on the terms and subject to the conditions of this Agreement, Prides Co-Invest hereby agrees to (i) transfer and deliver to Parent 1,233,800 shares of Company Common Stock (the “Prides Co-Invest Stock Contribution”), and (ii) make an aggregate cash contribution to Parent of approximately $88,500,000 in immediately available funds to an account of Parent (the “Prides Co-Invest Cash Contribution,” and together with the Prides Co-Invest Stock Contribution, the “Prides Co-Invest Contribution”). In connection with such Prides Co-Invest Contribution, Parent hereby agrees to issue to Prides Co-Invest at the Contribution Closing such number of shares of Parent Common Stock as will equal Prides Co-Invest’s pro rata portion of the total number of shares of Parent Common Stock outstanding immediately after the Contribution Closing. For the purposes of this Section 1.2, the value of the Prides Co-Invest Stock Contribution shall be calculated assuming that each share of Company Common Stock has a value of $9.50 per share. The shares of Parent Common Stock being issued to Prides Co-Invest in accordance with this Section 1.2 are referred to as the “Prides Co-Invest Shares”.
     1.3. Delivery of Funds and Certificates. Subject to the satisfaction (or waiver by the parties entitled to the benefit thereof) of the conditions set forth in Section 1.4 of this Agreement, the closing of the transactions contemplation hereby (the “Contribution Closing”) will take place at the offices of Simpson Thacher & Bartlett LLP, 3330 Hillview Avenue, Palo Alto, California 94304, or at such other location as the parties may mutually agree, immediately prior to the closing under the Merger Agreement. At the Contribution Closing, Parent will deliver to the Investors duly executed certificates, registered in the Investors’ respective names, representing the Prides Fund Shares and the Prides Co-Invest Shares, as the case may be, against the transfer and payment (including, to the extent applicable, the delivery of certificates evidencing the applicable number of shares of Company Common Stock duly endorsed to Parent), to Parent of the Prides Fund Contribution and the Prides Co-Invest Contribution, respectively, which shall represent payment in full for the Prides Fund Shares and the Prides Co-Invest Shares.

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     1.4. Conditions to the Obligations of the Parties Hereunder. The respective obligations of the Investors to consummate the transactions contemplated by this Agreement shall be subject to the following conditions, each of which is for the benefit of and any of which may be waived by the Investors:
          (a) Subject to Section 4.8, Parent shall have determined that all the conditions to the consummation of the Merger (as set forth in the Merger Agreement) have been satisfied or waived by the necessary party to the Merger Agreement; and
          (b) the representations and warranties of Parent and Merger Sub contained herein shall be correct and complete in all material respects as of the Contribution Closing to the same extent as though made on and as of such date.
     1.5. Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Contribution Closing by any of the parties hereto if the Merger Agreement shall have been terminated in accordance with its terms. In the event of any termination of this Agreement as provided in this Section 1.5, this Agreement shall forthwith become wholly void and of no further force or effect (except Section 4.4 and Article V) and there shall be no liability on the part of any parties hereto or their respective officers or directors, except as provided in such Section 4.4 and Article V. Notwithstanding the foregoing, no party hereto shall be relieved from liability for any willful breach of this Agreement.
II REPRESENTATIONS AND WARRANTIES
     2.1. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub represents and warrants to the Investors as follows:
          (a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware and has the requisite corporate power and authority to execute and deliver this Agreement and the agreements contemplated hereby and to perform its obligations hereunder and thereunder. The execution and delivery by each of Parent and Merger Sub of this Agreement and the agreements contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the agreements contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorizations, executions and deliveries thereof by the Investors, constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).
          (b) As of the date hereof, the authorized capital stock of Parent consists of 1,000 shares of Parent Common Stock, all of which are issued and outstanding and held by Prides Fund as of the date hereof. As of the date hereof, the authorized capital stock of Merger

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           Sub consists of 1,000 shares of common stock, par value $.01 per share ( “Acquiror Common Stock”), all of which are issued and outstanding and held by Parent as of the date hereof.
          (c) The Prides Fund Shares and the Prides Co-Invest Shares, when issued and delivered in accordance with the terms hereof and upon receipt of payment required to be made hereunder, will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any mortgage, pledge, security interest, claim, encumbrance, lien or charge of any kind (each, a “Lien”).
          (d) The execution and delivery by Parent and Merger Sub of this Agreement and the transactions contemplated hereby do not, and the performance by Parent and Merger Sub of this Agreement and the transactions contemplated hereby will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or equivalent governing documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 2.1(e) have been obtained or taken and all filings and obligations described in Section 2.1(e) have been made or fulfilled, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a Parent Material Adverse Effect or would not reasonably be expected to prevent or materially delay the ability of the Parent or Merger Sub to consummate the transactions contemplated hereby.
          (e) The execution and delivery by Parent and Merger Sub of this Agreement and the transactions contemplated hereby do not, and the performance by Parent and Merger Sub of this Agreement and the transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the HSR Act, the Exchange Act, and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Parent Material Adverse Effect or materially delay the ability of the Parent or Merger Sub to consummate the transactions contemplated hereby.
          (f) Each of Parent and Merger Sub was organized solely for the purpose of effecting the Transactions and has engaged in no activity other than in connection therewith.
     2.2. Representations and Warranties of the Investors. Each of the Investors represents and warrants, severally and not jointly, to Parent and Merger Sub and to the other Investor that:

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          (a) Such Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has the requisite power and authority to execute and deliver this Agreement and the agreements contemplated hereby and to perform its obligations hereunder and thereunder. The execution and delivery by such Investor of this Agreement and the documents contemplated hereby have been duly and validly authorized by all necessary corporate or other action, and no other corporate or similar proceedings on the part of such Investor are necessary to authorize this Agreement and the agreements contemplated hereby. This Agreement has been duly and validly executed and delivered by such Investor and, assuming the due authorization, execution and delivery thereof by Parent and Merger Sub, constitutes the legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether at law or in equity).
          (b) The execution and delivery by such Investor of this Agreement and the transactions contemplated hereby do not, and the performance by such Investor of this Agreement and the transactions contemplated hereby will not, (i) conflict with or violate the Certificate of Incorporation or By-laws, limited partnership agreement or equivalent governing documents of such Investor, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 2.2(c) have been obtained or taken and all filings and obligations described in Section 2.2(c) have been made or fulfilled, conflict with or violate any Law applicable to such Investor or by which any property or asset of it is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of such Investor pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Investor is a party or by which such Investor or any property or asset of it is bound or affected, except, with respect to clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a material adverse effect upon such Investor or would not reasonably be expected to prevent or materially delay the ability of such Investor to consummate the transactions contemplated hereby.
          (c) The execution and delivery by such Investor of this Agreement and the transactions contemplated hereby do not, and the performance by such Investor of this Agreement and the transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the HSR Act, the Exchange Act, and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a material adverse effect upon such Investor or would not reasonably be expected to prevent or materially delay the ability of such Investor to consummate the transactions contemplated hereby.
          (d) Such Investor (i) is an “accredited investor” within the definition of Regulation D promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), (ii) is experienced in evaluating and

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           investing in private placement transactions of securities of companies in a similar stage of development and acknowledges that he, she or it is able to fend for himself, herself or itself, can bear the economic risk of the Investor’s investment in Parent, and has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the investment in the Parent Common Stock and can afford a complete loss of its, his or her investment, (iii) if other than an individual, has not been organized for the purpose of acquiring the Parent Common Stock, (iv) understands that no public market now exists for the Parent Common Stock and there is no assurance that a pubic market will ever exist for the Parent Common Stock and (v) understands that the Parent Common Stock may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Parent Common Stock or an available exemption from registration under the Securities Act, the Parent Common Stock must be held indefinitely.
          (e) Such Investor’s, together with its Affiliates’ (as defined in the Merger Agreement), total beneficial ownership of shares of outstanding Company Common Stock as of the date hereof is accurately set forth opposite such Investor’s name on Schedule I hereto, and each of such shares when transferred and delivered to Parent will be free and clear of all Liens.
          (f) Such Investor has no plan or intention to transfer its shares of Parent Common Stock following the Contribution Closing.
III VOTING AND EXCLUSIVITY
     3.1. Voting. Each of the Investors agrees to vote or consent (or cause to be voted or consented), in person or by proxy, any shares of Company Common Stock beneficially owned or held of record by such Investor or to which such party has, directly or indirectly, the right to vote or direct the voting (the “Subject Shares”) in favor of the Transactions and any other matter required to effect the Transactions at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company called to consider such matters. In order to effectuate this Section 3.1, each of the Investors hereby grants to Parent an irrevocable proxy, which proxy is coupled with an interest, to vote all of the Subject Shares owned by such Investor in favor of the Transactions and any other matter required to effect the Transactions at any meeting of stockholders of the Company called to consider such matters.
     3.2. Exclusivity. Prior to the earlier of the Contribution Closing or the termination of this Agreement, unless otherwise mutually agreed in writing by the Investors, each of the Investors (in their individual capacities as stockholders of the Company) will (i) not, directly or indirectly, make, participate in or agree to or solicit, initiate or encourage, or take any other action for the purpose of facilitating, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined in the Merger Agreement), (ii) not, directly or indirectly, enter into, participate in or maintain or continue discussions or negotiations with any person or entity for the purpose of facilitating such inquiries or the making of any proposal or offer for a Competing Transaction, (iii) vote or consent (or cause to be voted or consented), in person or by proxy, any Subject Shares against any Competing Transaction at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company, (iv) not, directly or indirectly,

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sell, transfer or otherwise dispose of any shares of Company Common Stock beneficially owned by such party and (v) not enter into any agreement, commitment or arrangement that is inconsistent with any of the foregoing.
IV OTHER COVENANTS
     4.1. Merger Agreement. The parties hereto acknowledge and agree that Parent will have sole discretion with respect to (a) determining whether the conditions set forth in the Merger Agreement have been satisfied by the appropriate parties thereto and/or whether to waive any of such conditions pursuant to the terms of the Merger Agreement, and (b) the manner and timing of its and the Company’s compliance with the covenants applicable to it and the Company under the Merger Agreement. Subject to the immediately preceding sentence, Parent may not amend, or agree to amend, in any material respect the Merger Agreement without the prior written consent of each Investor.
     4.2. Financing Documents. The parties hereto acknowledge and agree that Parent and certain affiliates of the Prides Fund (“Prides”) will have sole discretion with respect to the negotiation of definitive debt financing documents with JPMorgan (or any other lending person) and any supporting lenders based upon the Debt Financing Documents.
     4.3. Agreement to Cooperate; Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including providing information and using reasonable best efforts to obtain all necessary or appropriate waivers, consents and approvals, and effecting all necessary registrations and filings.
     4.4. Fees and Expenses.
          (a) Subject to Section 4.4(b), in the event that this Agreement is terminated prior to the Contribution Closing, the costs incurred by any party hereto in preparing this Agreement and in pursuing and negotiating the Transactions (including all fees of attorneys, accountants, auditors, investment bankers, experts and consultants and costs relating thereto) will be paid by the party incurring such Transaction Expenses.
          (b) In the event that the Merger Agreement is terminated and Parent shall receive any payment from the Company pursuant to Section 8.3 of the Merger Agreement (the “Termination Fee”), promptly after receipt of such Termination Fee, the Investors shall allocate and pay the Termination Fee, in part or in whole, as applicable, as follows: (i) first, to Prides Fund in an amount equal to its reasonable out-of-pocket Transaction Expenses, (ii) second, if available, to Prides Co-Invest in an amount equal to their reasonable out-of-pocket Transaction Expenses, (iii) third, if available and at the discretion of the Prides Fund, any amounts required to be paid to JPMorgan in the Debt Financing Documents and (iv) lastly, subject to Section 4.4(c) hereto, the remaining amount of the Termination Fee to Prides Fund or its Affiliates.
          (c) In the event that the closing under the Merger Agreement occurs, simultaneously with such closing, the Surviving Corporation shall reimburse each of the parties hereto for all reasonable out-of-pocket Transaction Expenses incurred by such party.

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     4.5. Notification of Certain Matters. Each party to this Agreement shall give prompt notice to each other party of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate at or prior to the Contribution Closing and (ii) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.5 shall not limit or otherwise affect any remedies available to the party receiving such notice. No disclosure by any party pursuant to this Section 4.5 shall prevent or cure any misrepresentations, breach of warranty or breach of covenant.
     4.6. Public Statements. Before any party to this Agreement, other than Prides Fund, Parent or Merger Sub, or any Affiliate of such party shall release any statements concerning this Agreement, the Merger Agreement, the Debt Financing Documents, the Transactions or any of the matters contemplated hereby and thereby which is intended for or may result in public dissemination thereof, such party shall cooperate with the other parties and provide the other parties the reasonable opportunity to review and comment upon any such statements and, unless otherwise required by law or as may be required to be disclosed by any party in any Schedule 13D filing, shall not release or permit release of any such information without the consent of the other parties, which shall not be unreasonably withheld.
     4.7. Execution of Stockholders’ Agreement. At the time of the Contribution Closing, if requested by Prides, each of the Investors agrees to execute and deliver to the other parties thereto the Stockholders’ Agreement.
     4.8. Consultation. In connection with (a) exercising its discretion under Sections 1.3 and 4.1 and (b) any negotiations contemplated by Section 4.2, Prides and Parent will use their good faith efforts to (i) promptly communicate with the other parties hereto concerning the relevant issues and terms, (ii) permit the other parties hereto to participate in the negotiation of such terms, if applicable, and (iii) consider the views of the other parties hereto in the making of any decisions or conduct of any negotiations, as applicable.
     4.9. Transfers. Each Investor agrees not to enter into any plan, agreement, arrangement or understanding to transfer its shares of Parent Common Stock prior to and including the Contribution Closing.
     4.10. Tax Treatment. The parties to this Agreement intend, for federal income tax purposes, to treat the contributions of Company Common Stock and cash and the receipt of Parent Common Stock by the parties as a transaction governed by section 351 of the Internal Revenue Code of 1986, as amended and agree to report the transaction consistently therewith.
V MISCELLANEOUS
     5.1. Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy, telegraph or telex), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or three days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, or, in the case of telegraphic notice, when delivered to the

8

telegraph company, or, in the case of telex notice, when sent, answerback received, addressed as follows to Parent, Merger Sub and the Investors, or to such other address as may be hereafter notified by the parties hereto:
          (a) If to Parent, Merger Sub, Prides Fund or Prides Co-Invest, to it at the following address:
c/o Prides Capital Partners, L.P.
44 Montgomery Street
San Francisco, California 94104
Attn: Murray Indick
Telephone: (415) 946-1482
Telecopy: (415) 946-1486
          with a copy to:
Simpson Thacher & Bartlett LLP
3330 Hillview Avenue
Palo Alto, California 94304
Attn: Michael Nooney, Esq.
Telephone: (650) 251-5070
Telecopy: (650) 251-5002
     5.2. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Chancery Court of the State of Delaware (or other appropriate state court in the State of Delaware or any federal court sitting in the State of Delaware). The parties hereto hereby (a) submit to the exclusive jurisdiction of any such state or federal court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement may not be enforced in or by any of the above-named courts.
     5.3. Assignment. This Agreement may not be assigned by any party hereto, except that the rights and obligations of Prides Fund or Prides Co-Invest to provide the Prides Fund Cash Contribution or Prides Co-Invest Cash Contribution may be assigned by such parties in whole or in part to any affiliate thereof provided that no such assignment will relieve such party of any of its obligations hereunder. Any assignment or delegation in derogation of this provision shall be null and void. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, executors and administrators of the parties hereto.

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     5.4. Amendment. No amendment, modification or supplement to this Agreement shall be enforced against any party hereto unless such amendment, modification or supplement is in writing and signed by Parent and such party.
     5.5. Counterparts. This Agreement may be executed in two or more counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     5.6. Integration. This Agreement, the Merger Agreement, the Stockholders’ Agreement, and the documents referred to herein and therein or delivered pursuant hereto or thereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof and thereof other than those expressly set forth herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to this subject matter.
     5.7. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

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     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

PERSEUS HOLDING CORP.
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	President

406 ACQUISITION CORP.
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	President

PRIDES 406 CO-INVEST, L.P.
By:	Prides Capital Partners, LLC, its general partner

By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	Managing Member

PRIDES CAPITAL FUND I, L.P.
By:	Prides Capital Partners, LLC, its general partner

By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	Managing Member

Schedule I

Total Shares of
Outstanding Common
Stock Beneficially Owned
Prides Fund	2,066,445
Prides Co-Invest	1,233,800

Exhibit D
JPMORGAN CHASE BANK, N.A.
J.P. MORGAN SECURITIES INC.
270 Park Avenue
New York, NY 10017
December 18, 2005

Perseus Holding Corp.
c/o Prides Capital
200 High Street
Suite 700
Boston, MA 02110
Attention of Rebecca Dernbach
Project Olympia
$120,000,000 Senior Secured Credit Facilities
Commitment Letter
Ladies and Gentlemen:
     You have advised JPMorgan Chase Bank, N.A. (“JPMCB”) and J.P. Morgan Securities Inc. (“JPMorgan” and, together with JPMCB, “we” or “us”) that you intend to consummate the Acquisition (such term and each other capitalized term used but not defined herein having the meaning assigned to it in the Term Sheet (as defined below)) and the other Transactions.
     You have further advised us that, in connection with the Transactions, the Borrower wishes to obtain the senior secured credit facilities (the “Facilities”) described in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”) in an aggregate principal amount of $120,000,000, consisting of a $110,000,000 Term Facility and a $10,000,000 Revolving Facility.
     JPMCB is pleased to advise you of its commitment to provide the entire principal amount of the Facilities on the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the Term Sheet. You hereby appoint JPMorgan to act as sole and exclusive advisor, sole lead arranger and sole bookrunner for the Facilities and JPMCB to act as sole administrative agent and sole collateral agent for the Facilities, in each case on the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the Term Sheet. Each of JPMorgan and JPMCB hereby agrees to perform the functions and exercise the authority customarily performed and exercised by it in such roles. It is agreed that no other agents, co-agents, arrangers, co-arrangers, managers or co-managers will be appointed, no other titles will be awarded and no compensation (other than compensation referred to herein, in the Term Sheet or in the Fee Letter referred to below) will be paid in connection with the Facilities unless you and we shall so agree.
     JPMCB reserves the right, prior to or after the execution of definitive documentation for the Facilities, to syndicate all or a portion of its commitment hereunder, pursuant to a syndication to be managed by JPMorgan in consultation with you, to one or more financial institutions (together with JPMCB, the “Lenders”) that will become parties to such definitive documentation. JPMorgan intends to commence syndication efforts promptly, and you agree actively to assist, and to cause the Sponsor to assist, JPMorgan in completing a syndication reasonably satisfactory to us. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your, the Sponsor’s and the Company’s existing lending and investment banking relationships, (b) direct contact between your and the Sponsor’s senior management, representatives and advisors (and your using commercially reasonable efforts to ensure direct contact with the senior management, representatives and advisors of the Company) and the proposed Lenders, (c) your and the Sponsor’s assistance (including the use of commercially reasonable efforts to cause the Company and its affiliates and advisors to assist) in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication of the Facilities and (d) the hosting, with JPMorgan, of one or more meetings of prospective Lenders.
     JPMorgan will manage, in consultation with you, all aspects of the syndication, including selection of Lenders, determination of when JPMorgan will approach potential Lenders and the time of acceptance of the Lenders’ commitments, any naming rights, the final allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist JPMorgan in its syndication efforts, you agree promptly to prepare and provide (and to use commercially reasonable efforts to cause the Company and its affiliates to provide) to JPMorgan all information with respect to you, the Borrower, the Company, the Transactions and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), as JPMorgan may reasonably request in connection with the arrangement and syndication of the Facilities. At the request of JPMorgan, you agree to assist (and to use reasonable efforts to cause the Company to assist) in the preparation of a version of the information package and presentation consisting exclusively of information and documentation that is either publicly available or not material with respect to you or the Company and your and its respective affiliates and any of your or its respective securities for purposes of United States federal and state securities laws.
     You hereby represent and warrant (and it shall be a condition to JPMCB’s commitment and our agreements hereunder) that (a) all information other than the Projections (the “Information”) that has been or will be made available to any of us by or on behalf of you, your representatives or the Borrower, when taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to any of us by or on behalf of you, your representatives, or the Borrower have been and will be prepared in good faith based upon assumptions that are believed by you to be reasonable at the time made and at the time the related Projections are made available to any of us. You agree that if, at any time prior to and including the date on which definitive documentation for the Facilities is executed, any of the representations in the preceding sentence would be incorrect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly notify us and supplement the Information and

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the Projections so that such representations will be correct under the circumstances. You understand that in arranging and syndicating the Facilities, we will be using and relying on the Information and the Projections without independent verification thereof.
     As consideration for JPMCB’s commitment and our agreements hereunder, you agree to pay to us the nonrefundable fees set forth in the Term Sheet and in the fee letter dated the date hereof and delivered herewith with respect to the Facilities (the “Fee Letter”).
     JPMCB’s commitment and our agreements hereunder are subject to (a) our not becoming aware after the date hereof of any information or other matter not previously disclosed to us relating to the Company, the Acquisition, the Transactions or the other transactions contemplated hereby that, in the reasonable judgment of JPMCB, is inconsistent in a material and adverse manner with our understanding, based on the information provided to us prior to the date hereof, of the business, operations, assets, condition (financial or otherwise), liabilities (including contingent liabilities) or prospects of you, the Borrower or the Company and its subsidiaries, taken as a whole, (b) there not occurring any event, condition or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities (including contingent liabilities) or condition (financial or otherwise) of the Company since December 31, 2004, (c) there not having occurred after the date hereof a material disruption of or material adverse change in financial, banking or capital market conditions generally, or in the market for loan syndications in particular, that could reasonably be expected to impair the syndication of the Facilities, (d) our reasonable satisfaction that, prior to and during the syndication of the Facilities, there shall be no competing issues of debt securities or commercial bank or other credit facilities of Holdings, the Borrower or the Company being offered, placed or arranged, (e) the negotiation, execution and delivery of definitive documentation with respect to the Facilities (the “Facilities Documentation”) consistent with the terms of this Commitment Letter and the Term Sheet and otherwise reasonably satisfactory to us, (f) our having been afforded a reasonable period of time to syndicate the Facilities, (g) absence of any material breach by you of your obligations under this Commitment Letter or the Fee Letter, and (h) the other conditions set forth or referred to in the Term Sheet. Those matters that are not covered by or made clear under the provisions hereof and of the Term Sheet are subject to the approval and agreement of each of us and you.
     You agree (a) to indemnify and hold harmless each of us, our affiliates and the officers, directors, employees, agents, advisors and controlling persons of each of the foregoing (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities, joint or several, to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Term Sheet, the Transactions, the Facilities, the use of proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) relating to any of the foregoing, regardless of whether any indemnified person is a party thereto or whether a Proceeding is brought by a third party or by you or any of your affiliates, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found in a final nonappealable judgment of a court

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of competent jurisdiction to have resulted from the wilful misconduct or gross negligence of such indemnified person, and (b) to reimburse each of us and our affiliates on demand for all reasonable out-of-pocket expenses (including, without limitation, expenses of our due diligence investigation, consultants’ fees, syndication expenses, travel expenses and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facilities and any related documentation (including, without limitation, this Commitment Letter, the Term Sheet, the Fee Letter, the Facilities Documentation and any security arrangements in connection therewith) or the administration, amendment, modification or waiver thereof. Notwithstanding any other provision of this Commitment Letter, no indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems (including the internet) or for any special, indirect, consequential or punitive damages in connection with the Facilities.
     You acknowledge that we and our affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. We agree that neither we nor any of our affiliates will use confidential information obtained from you by virtue of the transactions contemplated hereby or our other relationships with you in connection with the performance by us or any of our affiliates of services for other companies, and that neither we nor any of our affiliates will furnish any such information to such other companies. You also acknowledge that we and our affiliates have no obligation to use in connection with the transactions contemplated hereby or to furnish to you confidential information obtained by us or our affiliates from other companies.
     This Commitment Letter, JPMCB’s commitment and our agreements hereunder shall not be assignable by you without our prior written consent, and any attempted assignment without such consent shall be void. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of us and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed signature page of this Commitment Letter. This Commitment Letter (including the exhibits hereto), the Fee Letter and the sponsor letter of even date herewith executed by the Sponsor and delivered in connection with this Commitment Letter (the “Sponsor Letter”) are the only agreements that have been entered into by the parties hereto with respect to the Facilities and set forth the entire understanding of the parties hereto with respect thereto. This Commitment Letter is intended to be solely for the benefit of the parties hereto and the indemnified persons, and is not intended to confer any benefits upon, or to create any rights in favor of, any person other than the parties hereto and the indemnified persons. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Each of you and us irrevocably agrees to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the Transactions, this Commitment Letter, the Term Sheet or the Fee Letter or the performance of services hereunder or thereunder. We may perform the activities described herein through any of our affiliates and the provisions of the second preceding paragraph shall apply with equal force and effect to any of such affiliates so performing any such activities.

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     You acknowledge and agree that in connection with all aspects of the transactions contemplated hereby, and any communications in connection therewith, you, on the one hand, and JPMCB, JPMorgan and any of their affiliates through which they may be acting, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of JPMCB, JPMorgan or such affiliates, and each party hereto agrees that no such duty will be deemed to have arisen in connection with any such transactions or communications.
     We hereby notify you that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each of us and each of the Lenders may be required to obtain, verify and record information that identifies you, which information may include your names and addresses and other information that will allow each of us and the Lenders to identify you in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for each of us and the Lenders.
     You agree that you will not disclose, directly or indirectly, this Commitment Letter, the Term Sheet, the Fee Letter, the contents of any of the foregoing or our activities pursuant hereto or thereto to any person without our prior written approval, except that (a) you may disclose this Commitment Letter, the Term Sheet, the Fee Letter and the contents hereof and thereof (i) to your and the Sponsor’s officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis (except that neither the Fee Letter nor the contents thereof may be disclosed to your financial advisors), (ii) to the extent requested by any regulatory authority and (iii) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof) and (b) after your execution and delivery of this Commitment Letter and the fee Letter, you may disclose this Commitment Letter, the Term Sheet and the contents hereof and thereof (but not the Fee Letter or the contents thereof) to the Company and its officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis.
     The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive documentation with respect to the Facilities shall be executed and delivered and notwithstanding the termination of this Commitment Letter or JPMCB’s commitment and our agreements hereunder.
     Please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts of this Commitment Letter and the Fee Letter, and by causing the Sponsor to return to us the executed counterpart of the Sponsor Letter, in each case not later than 5:00 p.m., New York City time, on December 19, 2005, failing which this Commitment Letter and JPMCB’s commitment and our agreements hereunder will terminate. If the closing of the Facilities shall not have occurred on or before July 15, 2006, this Commitment Letter and JPMCB’s commitment and our agreements hereunder shall automatically terminate unless each of us shall, in its discretion, agree to an extension.

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     We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours, JPMORGAN CHASE BANK, N.A.
by
/s/ David E. Nolet
Name:	David E. Nolet
Title:	Vice President

J.P. MORGAN SECURITIES INC.,
by
/s/ Keith Winzenried
Name:	Keith Winzenried
Title:	Managing Director

Accepted and agreed to as of
the date first above written:

PERSEUS HOLDING CORP.,
by
/s/ Murray A. Indick
Name:	Murray A. Indick
Title:	President

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EXHIBIT A
CONFIDENTIAL
December 18, 2005
Project Olympia
$120,000,000 Senior Secured Credit Facilities
Summary of Principal Terms and Conditions

Borrower:	406 Acquisition Corp., a Delaware corporation (the “Borrower”) and a wholly owned subsidiary of Perseus Holding Corp., a Delaware corporation (“Holdings”), all of the outstanding capital stock of which will be owned by Prides Capital (the “Sponsor”) and certain other investors reasonably satisfactory to the Arranger (as defined below), including certain members of senior management of the Company (as defined below) (together with the Sponsor, the “Investors”). The Sponsor shall own at least 30% of the outstanding capital stock of Holdings. From and after the time of the Merger (as defined below), the Borrower shall be the surviving entity in the Merger.

Transactions:	Holdings intends to acquire (the “Acquisition”) all the capital stock of Pegasus Solutions Inc. (the “Company”) pursuant to an agreement and plan of merger (the “Merger Agreement”) to be entered into by the Borrower, Holdings and the Company.

In connection with the Acquisition, (a) the Borrower will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Holdings and with the existing shareholders of the Company receiving an aggregate amount of approximately $199,500,000 in cash (the “Merger Consideration”), (b) the Investors will contribute cash to Holdings in the form of common equity in an aggregate amount of not less than $154,000,000 (the “Investor Contribution”), the proceeds of which will be contributed by Holdings to the Borrower as common equity (such contribution, together with the Investor Contribution, the “Equity Contribution”), (c) the Borrower will obtain, on the date on which the Acquisition is consummated (the “Closing Date”), the Facilities referred to below, (d) certain existing indebtedness of the Company (the “Existing Debt”) shall be repaid, which shall not include the Notes (as defined below), (e) $75,000,000 shall be funded into an escrow account (the “Account”) with JPMCB (as defined below) for the sole purpose of repaying the Company’s 3.875% Convertible Senior Notes due 2023 (the “Notes”), provided that an amount sufficient to repay the Notes put to the Company pursuant to the change of control offer to be made by the Company with respect thereto in connection with the Transactions may be transferred from the Account in order to fund a separate escrow account for the payment of such Notes pursuant to arrangements satisfactory to the Agent and (f) fees and expenses incurred in connection with the foregoing transactions in an amount not to exceed $6,000,000 (exclusive of seller’s fee) will be paid (the “Transaction Costs”). The Acquisition and the transactions described in clauses (a) through (f) of this paragraph are collectively referred to as the “Transactions”.

Sole Lead Arranger and Sole Bookrunner:	J.P. Morgan Securities Inc. will act as sole lead arranger and sole bookrunner for the Facilities (in such capacities, the “Arranger”).

Administrative Agent and Collateral Agent:	JPMorgan Chase Bank, N.A. (“JPMCB”) will act as sole administrative agent and sole collateral agent for the Facilities (in such capacities, the “Agent”) for a syndicate of financial institutions (the “Lenders”).

Facilities:	(A)	A Senior Secured Term Loan Facility in an aggregate principal amount of $110,000,000 (the “Term Facility”).

	(B)	A Senior Secured Revolving Credit Facility in an aggregate principal amount of $10,000,000 (the “Revolving Facility” and, together with the Term Facility, the “Facilities”). Up to an amount to be agreed upon of the Revolving Facility will be available in the form of letters of credit.

In connection with the Revolving Facility, JPMCB (in such capacity, the “Swingline Lender”) will make available to the Borrower a swingline facility under which the Borrower may make short-term borrowings up to an aggregate amount to be agreed upon. Except for purposes of calculating the commitment fees described in Annex I hereto, any swingline loan will reduce availability under the Revolving Facility on a dollar-for-dollar basis. Upon notice from the Swingline Lender, Lenders participating in the Revolving Facility will be irrevocably and

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unconditionally obligated to purchase participations in any swingline loan pro rata in accordance with their commitments under the Revolving Facility.

Purpose:	(A)	The proceeds of the loans under the Term Facility will be used by the Borrower on the Closing Date, together with the proceeds of the Equity Contribution, solely (i) to pay the Merger Consideration, (ii) to refinance the Existing Debt and (ii) to pay the Transaction Costs.

	(B)	The proceeds of loans under the Revolving Facility will be used by the Borrower for general corporate purposes.

	(C)	Letters of credit will be used by the Borrower for general corporate purposes.

Availability:	(A)	Amounts under the Term Facility must be drawn in a single drawing on the Closing Date. Amounts repaid or prepaid under the Term Facility may not be reborrowed.

	(B)	Loans under the Revolving Facility will be available at any time on or after the Closing Date and prior to the final maturity of the Revolving Facility, in minimum principal amounts to be agreed upon. No more than an amount to be agreed upon may be drawn under the Revolving Facility on the Closing Date. Amounts repaid under the Revolving Facility may be reborrowed, subject to satisfaction of the borrowing conditions.

Interest Rates and Fees:	As set forth on Annex I hereto.

Letters of Credit:	Letters of credit under the Revolving Facility will be issued by JPMCB or one of its affiliates (in such capacity, the “Issuing Bank”). Each letter of credit shall expire not later than the earlier of (a) 12 months after its date of issuance and (b) the fifth business day prior to the final maturity of the Revolving Facility; provided, however, that any letter of credit with a one-year tenor may provide for renewal thereof for additional one-year periods (which in no event shall extend beyond the date referred to in clause (b) above).

Drawings under any letter of credit shall be reimbursed by the Borrower on the same business day.

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The Lenders participating in the Revolving Facility will be irrevocably and unconditionally obligated to acquire participations in each letter of credit, pro rata in accordance with their commitments under the Revolving Facility, and to fund such participations in the event the Borrower does not reimburse the Issuing Bank for drawings on the same business day. The issuance of all letters of credit shall be subject to the customary procedures of the Issuing Bank.

Maturity and Amortization:	(A)	The Term Facility will mature on the date that is seven years after the Closing Date and will amortize in quarterly installments, each in an amount equal to 0.25% of the original principal amount of the Term Facility, with the balance payable in full at maturity.

	(B)	The Revolving Facility will mature, and the commitments thereunder will terminate, on the fifth anniversary of the Closing Date.

Guarantees:	All obligations of the Borrower under the Facilities and all interest rate protection or other hedging arrangements and obligations under cash management arrangements entered into with any Lender (or affiliate thereof) (collectively, the “Obligations”) will be unconditionally guaranteed (the “Guarantees”) by Holdings and by each existing and each subsequently acquired or organized domestic subsidiary of Holdings (collectively, the “Subsidiary Guarantors”).

Security:	The Obligations will be secured by substantially all the assets of Holdings, the Borrower and each Subsidiary Guarantor, whether owned on the Closing Date or thereafter acquired (collectively, the “Collateral”), including but not limited to (a) a perfected first-priority pledge of all the capital stock of the Borrower and all other capital stock and equity interests held by Holdings, the Borrower or any Subsidiary Guarantor (which pledge, in the case of any foreign subsidiary, shall be limited to 100% of the non-voting stock (if any) and 66% of the voting stock of such foreign subsidiary to the extent the pledge of any greater percentage would result in adverse tax consequences) and (b) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of Holdings, the Borrower and each Subsidiary Guarantor (including but not limited to accounts receivable, inventory,

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equipment, intellectual property and licenses, contract rights, other general intangibles, instruments, investment property, real property interests, intercompany notes, and all proceeds and products of the foregoing).

All the above-described pledges, security interests and mortgages shall be created on terms, and pursuant to documentation, reasonably satisfactory to JPMCB, as the Agent, and on the Closing Date such security interests shall have been perfected and JPMCB, as the Agent, shall have received reasonably satisfactory evidence as to the perfection and priority thereof. Notwithstanding the foregoing, the Agent may agree to exclude particular assets from the Collateral where it determines that the costs of perfecting a security interest, lien or mortgage in such assets are excessive in relation to the benefit afforded thereby. None of the Collateral shall be subject to any other pledges, security interests, mortgages or other liens, subject to limited exceptions to be agreed upon.

Mandatory Prepayment:	Loans under the Term Facility will be required to be prepaid with (a) 75% of the Excess Cash Flow (to be defined), with reductions to be agreed upon based upon achievement and maintenance of leverage ratios to be agreed upon, (b) 100% of the net cash proceeds of all asset sales or other dispositions of property by Holdings or any of its subsidiaries (including, without limitation, insurance and condemnation proceeds), subject to limited exceptions and reinvestment rights to be agreed upon, (c) 100% of the net cash proceeds of debt issued or obtained by Holdings or any of its subsidiaries, subject to limited exceptions to be agreed upon.

The above-described mandatory prepayments with respect to the Term Facility shall be applied pro rata to the remaining amortization payments under such Facility.

Optional Prepayments and Commitment Reductions:	Optional prepayments, in whole or in part, of loans under each of the Facilities and optional permanent reductions, in whole or in part, of commitments under the Revolving Facility will be permitted at any time in minimum principal amounts to be agreed upon, provided that, in the case of reductions of commitments under the Revolving Facility, any outstanding loans under the Revolving Facility that would exceed the reduced commitments must be

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prepaid and, in the case of prepayment of an Adjusted LIBOR loan other than at the end of an applicable interest period, the redeployment costs must be reimbursed.

Representations and Warranties:	Usual for facilities and transactions of this type, including, without limitation, provisions with respect to: organization and powers; authorization and enforceability; approvals, consents and filings with governmental authorities; absence of conflicts; accuracy of financial statements; no material adverse change since December 31, 2004; ownership of properties; absence of pending or threatened litigation or investigations; regulatory and environmental matters; compliance with laws (including ERISA, margin regulations and environmental laws) and material agreements; inapplicability of the Investment Company Act and the Public Utility Holding Company Act; payment of taxes; ERISA and employment benefit matters; accuracy of disclosure; no unpermitted liens; subsidiaries; insurance; labor matters; solvency; Federal Reserve regulations; absence of defaults under the definitive credit documentation (the “Credit Documentation”); and validity, priority and perfection of security interests in the Collateral.

Conditions Precedent to Initial Borrowing:	Usual for facilities and transactions of this type, including, without limitation, the following:

(1) delivery of reasonably satisfactory legal opinions; evidence of authority; payment of fees and expenses; perfected first-priority security interests in the Collateral (free and clear of all liens, except for limited exceptions to be agreed upon) and delivery of lien searches with respect to the Collateral; execution of the Guarantees, which shall be in full force and effect; accuracy of representations and warranties in all material respects; absence of any default or prepayment event, and no creation of liens as a result of the Transactions and the other transactions contemplated hereby (other than the liens securing the Facilities as described under “Security” above); obtaining of a rating of each Facility from each of S&P and Moody’s; and delivery of evidence of reasonably satisfactory insurance.

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(2)	The Acquisition and the other Transactions (including the Equity Contribution) shall have been, or substantially simultaneously with the initial borrowing under the Facilities shall be, consummated in accordance with applicable laws and the Merger Agreement. No provision of the Merger Agreement shall have been waived, amended, supplemented or otherwise modified in a manner material and adverse to the Lenders without the consent of the Arranger. Each of the chief executive officer, chief operating officer and chief financial officer of the Company (each, an “Executive") shall have entered into an agreement (each, an “Executive Agreement") satisfactory to the Arranger, which shall contain provisions (i) suspending the right of the applicable Executive to any and all severance benefits if such Executive elects to resign during the six-month period immediately following the consummation of the Merger and (ii) requiring the applicable Executive to purchase from Holdings a certain number of shares of common stock of Holdings during the ninety-day period immediately following the consummation of the Merger. The aggregate purchase price of such common stock of Holdings to be purchased pursuant to the Executive Agreements shall equal no less than $1,500,000, and may be paid either in cash or in the form of a promissory note to Holdings.

(3)	The Existing Debt shall have been repaid in full. After giving effect to the Transactions and the other transactions contemplated hereby, Holdings and its subsidiaries shall have outstanding no indebtedness or preferred equity interests other than (a) the loans and other extensions of credit under the Facilities and (b) other limited indebtedness to be agreed upon.

(4)	The Transaction Costs and all fees and expenses payable in connection with consummation of the Facilities shall have been, or substantially simultaneously with the initial borrowing under the Facilities shall be, paid to the extent due and owing.

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(5)	The Arranger shall have received certified copies of (a) the Merger Agreement and all certificates, opinions and other documents delivered thereunder and (b) all instruments, agreements or other documents evidencing the Equity Contribution. The Arranger shall be reasonably satisfied in all material respects with the terms of such documents and any other documents related to the Transactions.

(6)	The Lenders shall have received (a) audited consolidated balance sheets and related statements of income, shareholders' equity and cash flows of the Company for the three most recent fiscal years ended at least 90 days prior to the Closing Date, (b) unaudited consolidated balance sheets and related statements of income, shareholders' equity and cash flows of the Company for each subsequent fiscal quarter ended at least 45 days before the Closing Date (and comparable periods for the prior fiscal year), and (c) unaudited consolidated balance sheets and related statements of income, shareholders' equity and cash flows of the Company for each subsequent fiscal month ended at least 30 days before the Closing Date (and comparable periods for the prior fiscal year), which financial statements shall not be materially inconsistent with the financial statements or forecasts previously provided to the Arranger.

(7)	The Lenders shall have received a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of the Borrower for the most recent four-fiscal quarter period ended at least 45 days before the Closing Date, prepared after giving effect to the Transactions and the other transactions contemplated hereby, which financial statements shall not be materially inconsistent with the forecasts previously provided to the Arranger.

(8)	The Lenders shall have received a solvency certificate from the chief financial officer of the Borrower, confirming solvency of the Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions and

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the other transactions contemplated hereby.

	(9)	All material consents and approvals required to be obtained from any governmental authority and all consents required by the Merger Agreement to be obtained from third-parties in connection with the Transactions shall have been obtained. There shall be no governmental or judicial action or proceeding, pending or, to the knowledge of the Sponsor or the Borrower, threatened, that would reasonably be expected to restrain, prevent or impose materially burdensome conditions on the Transactions.

	(10)	Pro forma Adjusted EBITDA (to be defined) of the Borrower for the most recently ended four fiscal quarter period for which financial statements are available prior to the Closing Date shall be equal to at least $32,000,000.

Conditions Precedent to Each Borrowing:	The making of each extension of credit under the Facilities shall be conditioned upon (a) the accuracy of representations and warranties in all material respects and (b) the absence of defaults or events of default at the time of, or after giving effect to the making of, such extension of credit.

Affirmative Covenants:	Usual for facilities and transactions of this type (to be applicable to Holdings and its subsidiaries), including, without limitation, provisions with respect to: delivery of financial statements and other information; delivery of notices of default, litigation, ERISA events and material adverse changes; continued perfection of security interests in Collateral and delivery of annual certifications with respect thereto; delivery of information regarding Collateral; maintenance of corporate existence and rights and licenses and conduct of business; payment of obligations; maintenance of properties; maintenance of satisfactory insurance; maintenance of books and records and inspection and audit rights; compliance with laws; payment of taxes; maintenance of interest rate protection agreements; and further assurances. In addition, the Company shall covenant to exercise its redemption right under the Notes on July 15, 2008 to redeem any Notes outstanding on such date.

Negative Covenants:	Usual for facilities and transactions of this type (to be applicable to Holdings and its subsidiaries), including,

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without limitation, the following: limitations on dividends and distributions on, and redemptions and repurchases of, equity interests and other similar payments; limitation on prepayments, redemptions and repurchases of other debt; limitations on liens and sale-leaseback transactions; limitations on investments, loans, advances and guarantees; limitations on debt (including limitations on hedging arrangements); limitations on mergers, consolidations, acquisitions and asset sales; limitations on transactions with affiliates; limitations on changes in business conducted (including prohibition on activities of Holdings other than holding equity interests in the Borrower and activities incidental thereto); limitations on restrictions on liens and other restrictive agreements; limitations on amendments of charter and debt and other material agreements; limitations on use of proceeds and letters of credit; and prohibition of changes in fiscal year.

Financial Covenants:	Usual for credit documentation for facilities and transactions of this type (with definitions of financial terms and levels to be agreed upon, and with test periods to commence with the first fiscal quarter-end following the Closing Date), including, without limitation: (a) a maximum ratio of total indebtedness to EBITDA; (b) a minimum ratio of EBITDA to interest expense and (c) maximum capital expenditures.

Events of Default:	Usual for facilities and transactions of this type, including, without limitation, the following: nonpayment of principal, interest or other amounts; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); inaccuracy of representations and warranties in any material respect; cross default and cross acceleration to material debt obligations; certain events of bankruptcy and insolvency; material judgments; ERISA events; actual or asserted invalidity of security documents or Guarantees; and Change in Control (to be defined).

Voting:	Amendments and waivers of the credit agreement (the “Credit Agreement”) and the other Credit Documentation will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and unused commitments under the Facilities, except that (a) the consent of each affected Lender

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shall be required with respect to, among other things, (i) increases in the commitment of such Lender, (ii) reductions of principal, interest or fees payable to such Lender, (iii) extensions of any date for scheduled payment of principal or interest owed to such Lender or of final maturity of the loan or commitment of such Lender and (iv) releases of all or substantially all the Collateral or Guarantees and (b) the consent of Lenders holding more than 50% of any class of loans under the Facilities shall be required with respect to any amendment that by its terms directly and adversely affects the rights of such class in respect of payments or Collateral in a manner different than such amendment affects the other classes.

Cost and Yield Protection:	Usual for facilities and transactions of this type.

Assignments and Participations:	The Lenders will be permitted to assign loans and commitments with the consent of the Borrower (unless an event of default has occurred and is continuing or such assignment is to a Lender, an affiliate of a Lender or an approved fund), the Agent (unless such assignment is an assignment (a) under the Revolving Facility to a Lender with a commitment under the Revolving Facility immediately prior to such assignment or (b) under the Term Facility to a Lender, an affiliate of a Lender or an approved fund), in each case not to be unreasonably withheld, and, in the case of assignments under the Revolving Facility, the Issuing Bank and the Swingline Lender. Each assignment (except to another Lender, an affiliate of a Lender or an approved fund) will be in a minimum amount of (a) $5,000,000 in respect of loans and commitments under the Revolving Facility and (b) $1,000,000 in respect of loans under the Term Facility, except in the case of an assignment of the entire remaining principal amount of the assigning Lender’s loans or commitments under the applicable Facility. The Agent will receive a processing and recordation fee of $3,500, payable by the assignor and/or the assignee, with each assignment. Assignments will be by novation and will not be required to be pro rata among the Facilities.

The Lenders will be permitted to participate loans and commitments without restriction. Voting rights of participants will be limited to customary matters.

Expenses and	All out-of-pocket expenses (including, without

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Indemnification:	limitation, expenses incurred in connection with due diligence) of the Lenders, the Agent and the Arranger associated with the syndication of the Facilities and with the preparation, execution and delivery, administration, waiver or modification and enforcement of the Credit Agreement and the other documentation contemplated hereby and thereby (including but not limited to the reasonable fees, disbursements and other charges of counsel) are to be paid by the Borrower. In addition, all out-of-pocket expenses of the Agent, the Arranger, the Lenders and the Issuing Bank for enforcement costs and documentary taxes associated with the Facilities are to be paid by the Borrower.

The Borrower will indemnify the Agent, the Arranger, the Issuing Bank and the Lenders and their affiliates, and the officers, directors, employees, agents, advisors and controlling persons of the foregoing, and hold them harmless from and against all costs, expenses, losses, claims, damages and liabilities arising out of or relating to any claim or any litigation or other proceedings (regardless of whether any such indemnified person is a party thereto or whether such claim, litigation or other proceeding is brought by a third party or by Holdings or any of its affiliates ) that relate to the proposed Transactions, including the financing contemplated thereby, or any transactions connected therewith, provided that no person will be indemnified for costs, expenses, losses, claims, damages and liabilities to the extent they are found by a final, nonappealable judgment of a court of competent jurisdiction to result from the gross negligence or wilful misconduct of such person.

Governing Law and Forum:	New York.

Counsel to Agent and Arranger:	Cravath, Swaine & Moore LLP.

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Interest Rates:	The interest rates under the Facilities will be as follows:

At the option of the Borrower, (i) if the Facilities are rated at least B+ by S&P and at least B2 by Moody’s or at least B by S&P and at least B1 by Moody’s, in each case with at least a stable outlook, Adjusted LIBOR plus 2.75% or ABR plus 1.75%, (ii) if the preceding clause (i) does not apply and the Facilities are rated at least B by S&P and at least B2 by Moody’s, in each case with at least a stable outlook, Adjusted LIBOR plus 3.00% or ABR plus 2.00% and (iii) if the preceding clauses (i) and (ii) do not apply, Adjusted LIBOR plus 4.00% or ABR plus 3.00%.

After a period to be specified in the Credit Agreement, interest rate spreads with respect to the Revolving Facility will be determined by reference to a total leverage-based grid set to be agreed upon.

Calculation of interest and of all fees shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as applicable, in the case of ABR loans based on the Prime Rate).

ABR is the Alternate Base Rate, which is the higher of JPMCB’s Prime Rate and the Federal Funds Effective Rate plus 1/2 of 1.00%.

Adjusted LIBOR will at all times include statutory reserves.

Interest Periods:	The Borrower may elect interest periods of 1, 2, 3 or 6 months for Adjusted LIBOR borrowings.

Interest Payment Dates:	In the case of Adjusted LIBOR loans, on the last day of each relevant interest period and, for any interest period longer than 3 months, on each successive date 3 months after the first day of such interest period.

In the case of ABR loans, in arrears at the end of each quarter.

Default Rate:	With respect to overdue principal, the applicable interest rate plus 2.00% per annum and, with respect to any other overdue amount, the interest rate applicable to ABR loans plus 2.00% per annum.

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Letter of Credit Fees:	A per annum fee equal to the spread over Adjusted LIBOR under the Revolving Facility in effect from time to time will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility, payable in arrears at the end of each quarter and upon termination of the Revolving Facility. Such fees shall be distributed to Lenders participating in the Revolving Facility pro rata in accordance with their commitments thereunder. In addition, the Borrower shall pay to the Issuing Bank, for its own account, (a) a fronting fee of 0.125% per annum on the aggregate face amount of outstanding letters of credit issued by the Issuing Bank, payable in arrears at the end of each quarter and upon termination of the Revolving Facility, and (b) the Issuing Bank’s customary issuance and administration fees.

Commitment Fees:	0.50% per annum on the daily amount of the unutilized commitments under the Revolving Facility, commencing to accrue on the Closing Date and payable in arrears at the end of each quarter and upon termination of the Revolving Facility. The commitment fees shall be distributed to Lenders participating in the Revolving Facility pro rata in accordance with their commitments thereunder. For the purpose of calculating the commitment fees, outstanding swingline loans will be deemed not to utilize the Revolving Facility commitments.

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Exhibit E
GUARANTY
     This GUARANTY (this “Guaranty”) dated as of December 19, 2005 is entered into by and between Pegasus Solutions, Inc., a Delaware corporation (the “Company”) and Prides Capital Fund I, L.P. (the “Guarantor”). Capitalized terms used herein without definition have the meanings given to them in the Merger Agreement (as defined below).
RECITALS
     WHEREAS, concurrently with the execution and delivery of this Guaranty, the Company and Perseus Holding Corp., a Delaware corporation (“Parent”), and 406 Acquisition Corp., a Delaware corporation (“Merger Sub” and, together with Parent, the “Acquisition Companies”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), providing for the Merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth therein;
     WHEREAS, each of the Acquisition Companies is an Affiliate of the Guarantor; and
     WHEREAS, in order to induce the Company to enter into the Merger Agreement, the Guarantor has agreed to enter into this Guaranty;
     NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Guarantor hereby agree as follows:
1. Guaranty. The Guarantor hereby irrevocably and unconditionally guarantees to the Company the prompt and complete payment of the payment obligations of each of the Acquisition Companies arising out of any willful breach by one or both of the Acquisition Companies under the Merger Agreement that are finally judicially determined to be due and payable by any of the Acquisition Companies by reason of a willful breach of the terms of the Merger Agreement (the “Guaranteed Obligations”); provided, however, that the maximum aggregate liability of the Guarantor hereunder shall not exceed $5,000,000 (the “Maximum Amount”). The Company hereby agrees that in no event shall the Guarantor be required to pay to any Person under, in respect of, or in connection with this Guaranty more than the Maximum Amount, and that the Guarantor shall not have any obligation or liability to any Person relating to, arising out of or in connection with this Guaranty other than as expressly set forth herein. For the purposes of this Guaranty, the term “finally judicially determined” shall mean the entry of a judgment by a court or other tribunal of competent jurisdiction, which judgment has become final and non-appealable, that the applicable Acquisition Company is in willful breach of the terms of the Agreement or, in the event such Acquisition Company becomes the subject of a case under any chapter of title 11 of the United States Code, the allowance by order of the bankruptcy court or other court of competent jurisdiction, of the Company’s proof of claim against such Acquisition Company based on its willful breach of the Merger Agreement, which order has become final and non-appealable.

2. Terms of Guaranty.
     (a) This Guaranty is one of payment, not performance or collection, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Guaranty, irrespective of whether any action is brought against any Acquisition Company or whether any Acquisition Company is joined in any such action or actions.
     (b) Notwithstanding any other provision of this Guaranty, the Company hereby agrees that (i) the Guarantor may assert, as a defense to any payment or performance by the Guarantor under this Guaranty, any claim, set-off, deduction or defense that any Acquisition Company could assert against the Company under the terms of the Merger Agreement or that could otherwise be asserted by any Acquisition Company against the Company in any action by the Company against any Acquisition Company and (ii) any failure by the Company to comply with the terms of the Merger Agreement, including, without limitation, any breach by the Company of the representations and warranties contained therein or in any of the agreements, certificates and other documents required to be delivered by the Company pursuant to the terms of the Merger Agreement (whether such breach results from fraud, intentional misrepresentation or otherwise), that would relieve any Acquisition Company of its obligations under the Merger Agreement shall likewise relieve the Guarantor of their obligations under this Guaranty.
3. Sole Remedy.
     (a) The Company hereby acknowledges and agrees that none of the Acquisition Companies has any assets as of the date hereof, and that the Company shall not have any right to cause any monies to be contributed to any of the Acquisition Companies by the Guarantor or any current, former or prospective stockholder, officer, member, general or limited partner, director, agent, employee, Affiliate or assignee of the Guarantor.
     (b) The Company hereby agrees that no Person other than the Guarantor shall have any obligation or liability arising out of, in connection with or relating to this Guaranty and that neither the Company nor any other Person shall have any remedy, recourse or right of recovery against any current, former or prospective stockholder, member, general or limited partner, officer, director, agent, employee, Affiliate or assignee of the Guarantor, or against any current, former or prospective stockholder, member, general or limited partner, officer, director, agent, employee, Affiliate or assignee of any of the foregoing, whether through the Guarantor or otherwise, by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Any of the Acquisition Companies against the Guarantor or against any current, former or prospective stockholder, member, general or limited partner, officer, director, agent, employee, Affiliate or assignee of the Guarantor, any of the Acquisition Companies or any of their respective Affiliates, or otherwise.
     (c) Recourse by the Company against the Guarantor under this Guaranty shall be the sole and exclusive remedy of the Company against the Guarantor or any of its Affiliates (other than the Acquisition Companies) in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby. The Company hereby covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the

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Merger Agreement or the transactions contemplated thereby, against the Guarantor or any of its Affiliates (other than the Acquisition Companies), except for claims by the Company against the Guarantor under this Guaranty. Nothing set forth in this Guaranty shall affect or be construed to affect any liability of any of the Acquisition Companies to the Company or shall confer or give, or shall be construed to confer or give, to any Person other than the Company (including any Person acting in a representative capacity) any rights or remedies against any Person in respect of or relating to any obligation or liability of the Guarantor arising out of, in connection with or relating to this Guaranty.
4. Termination. This Guaranty shall terminate at the earlier of (i) the Effective Time or (ii) the termination of the Merger Agreement pursuant to the provisions of Article VII thereof under circumstances which cannot give rise to any Guaranteed Obligation.
5. Continuing Guaranty. Unless terminated pursuant to the provisions of Section 4 hereof, this Guaranty is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, and shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and permitted transferees and assigns.
6. Entire Agreement. This Guaranty and the Merger Agreement constitutes the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, between the Guarantor or any of its Affiliates on the one hand, and the Company or any of its Affiliates on the other hand.
7. Amendments and Waivers. No amendment or waiver of any provision of this Guaranty shall be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantor and the Company, or in the case of waiver, by the party against whom the waiver is sought to be enforced. No waiver by a party of any breach or violation of, or default under, this Guaranty shall be deemed to extend to any prior or subsequent breach, violation or default hereunder or to affect in any way any rights arising by virtue of any such prior or subsequent occurrence. No delay or omission by any party in exercising any right, power or remedy under this Guaranty shall operate as a waiver thereof.
8. Counterparts. This Guaranty may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Guaranty shall become effective when duly executed by each party hereto.
9. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

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if to the Guarantor:	Prides Capital Fund I, L.P. 44 Montgomery Street Suite 860 San Francisco, California 94104 Facsimile No.: (415) 946-1482 Attention: Murray Indick

with a copy to:	Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 Facsimile No.: 650-251-5002 Attention: Michael Nooney, Esq.

if to the Company:	Pegasus Solutions, Inc. Campbell Centre 1 8350 North Central Expressway, Suite 1900 Dallas, Texas 75206 Facsimile No.: (214) 234-4029 Attention: John F. Davis, III

with a copy to:	Locke Liddell & Sapp LLP 2200 Ross Avenue, Suite 2200 Dallas, Texas 75201 Facsimile No.: (214) 740-8800 Attention: Whit Roberts
10. Governing Law. This Guaranty shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Guaranty shall be heard and determined exclusively in the Chancery Court of the State of Delaware (or other appropriate state court in the State of Delaware or any federal court sitting in the State of Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of any such state or federal court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Guaranty brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Guaranty may not be enforced in or by any of the above-named courts.
11. Severability. Any term or provision of this Guaranty that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Guaranty or affecting the validity or enforceability of any terms or provisions of this Guaranty in any other jurisdiction so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party; provided, however, that this Guaranty may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of

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Sections 3 and 4 hereof. No party hereto shall assert, and each party shall cause its respective Affiliates not to assert, that this Guaranty or any part hereof is invalid, illegal or unenforceable.
12. Headings. Headings are used for reference purposes only and do not affect the meaning or interpretation of this Guaranty.
13. Parties in Interest. This Guaranty shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Guaranty, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Guaranty.
[Signature page follows]

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     IN WITNESS WHEREOF, the undersigned have executed and delivered this Guaranty as of the date first above written.

PRIDES CAPITAL FUND I, L.P.
By:	Prides Capital Partners, LLC, its general partner

By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	Managing Member

PEGASUS SOLUTIONS, INC.
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	President

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Exhibit F
JOINT FILING UNDERTAKING
     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment No. 6 to the Statement on Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment No. 6 jointly on behalf of each such party.

Dated: December 20, 2005	PRIDES CAPITAL PARTNERS, L.L.C.
	By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	Managing Member

Kevin A. Richardson, II
By:	/s/ Murray A. Indick
Name:	Murray A. Indick
Title:	Attorney-in-Fact

Henry J. Lawlor, Jr.
By:	/s/ Murray A. Indick
Name:	Murray A. Indick
Title:	Attorney-in-Fact

Murray A. Indick
By:	/s/ Murray A. Indick

Charles E. McCarthy
By:	/s/ Murray A. Indick
Name:	Murray A. Indick
Title:	Attorney-in-Fact

Christian Puscasiu
By:	/s/ Murray A. Indick
Name:	Murray A. Indick
Title:	Attorney-in-Fact

Perseus Holding Corp.
By:	/s/ Murray A. Indick
Name:	Murray A. Indick
Title:	President